The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163070

Subject to Completion

Preliminary Prospectus Supplement dated February 1, 2010

PROSPECTUS SUPPLEMENT

(To prospectus dated November 19, 2009)

$100,000,000

Common Stock

We are selling up to $100.0 million in shares of our common stock.

Our shares trade on the Nasdaq Global Select Market under the symbol “CATY.” On January 29, 2010, the last sale price of the shares as reported on the Nasdaq Global Select Market was $9.58 per share.

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page S-14 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional $15.0 million in shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission, the Federal Deposit Insurance Corporation, or the FDIC, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These shares of common stock will not be savings accounts, deposits or other obligations of any bank or nonbank subsidiary of ours and are not insured or guaranteed by the FDIC or any other governmental agency.

The shares will be ready for delivery on or about                     , 2010.

Sole Book-Running Manager

BofA Merrill Lynch

Co-Manager

Goldman, Sachs & Co.

The date of this prospectus supplement is                     , 2010.

PROSPECTUS SUPPLEMENT

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

All references in this prospectus supplement to the “Company,” “we,” “us,” “our” or similar references mean Cathay General Bancorp and its successors, and include our consolidated subsidiaries where the context so requires. When we refer to “Cathay General Bancorp” in this prospectus supplement, we mean Cathay General Bancorp on an unconsolidated basis. When we refer to “Cathay Bank” or the “Bank” in this prospectus supplement, we mean Cathay Bank, our only bank subsidiary. When we refer to the “common stock” we refer to all shares of our common stock, par value $0.01 per share, offered pursuant to this prospectus supplement.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters or any agents, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Currency amounts in this prospectus supplement are stated in U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.cathaygeneralbancorp.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules and regulations:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009, as amended on March 3, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2009;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 8, 2009, for the fiscal quarter ended June 30, 2009 filed on August 7, 2009, and for the fiscal quarter ended September 30, 2009 filed on November 6, 2009;

•

Our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations), filed on September 9, 2009, September 23, 2009, October 9, 2009, October 13, 2009, October 14, 2009, October 19, 2009, November 23, 2009 and December 18, 2009;

•	The description of our common stock contained in the registration statement on Form 8-A filed on September 16, 1999, including any amendment or report filed to update such description; and

•

The description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, including any amendment or report filed to update such description.

These documents contain important information about us and our financial condition. Information contained in this prospectus supplement supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus supplement, while information that we file with the SEC after the date of this prospectus supplement that is incorporated by reference will automatically update and supersede this information.

Our filings are available on our website, www.cathaygeneralbancorp.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Cathay General Bancorp

777 North Broadway

Los Angeles, California 90012

(213) 625-4700

FORWARD-LOOKING STATEMENTS

The statements in this prospectus supplement and the accompanying prospectus include forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management’s beliefs, projections, and assumptions concerning future results and events. We intend such forward-looking statements to be covered by the safe harbor provision for forward-looking statements in these provisions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, growth plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, financial expectations, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “shall,” “should,” “will,” “predicts,” “potential,” “continue,” and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by us are based on estimates, beliefs, projections, and assumptions of management and are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to, adverse developments or conditions related to or arising from:

•	U.S. and international economic and market conditions;

•	market disruption and volatility;

•	current and potential future supervisory action by bank supervisory authorities and changes in laws and regulations, or their interpretations;

•	restrictions on dividends and other distributions by laws and regulations and by our regulators and our capital structure;

•	credit losses and deterioration in asset or credit quality;

•	availability of capital;

•	potential goodwill impairment;

•	liquidity risk;

•	fluctuations in interest rates;

•	past and future acquisitions;

•	inflation and deflation;

•	success of expansion, if any, of our business in new markets;

•	the soundness of other financial institutions;

•	real estate market conditions;

•	our ability to compete with competitors;

•	the short term and long term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks;

•	our ability to retain key personnel;

•	successful management of reputational risk;

•	natural disasters and geopolitical events;

•	general economic or business conditions in California, Asia and other regions where the Bank has operations;

•	restrictions on compensation paid to our executives as a result of our participation in the TARP Capital Purchase Program;

•	our ability to adapt to our information technology systems; and

•	changes in accounting standards or tax laws and regulations.

These and other factors are further described in the section titled “Risk Factors” and Cathay General Bancorp’s Current Report on Form 8-K filed on November 23, 2009, the Company’s other reports filed with the SEC and other filings the Company makes with the SEC from time to time. Actual results in any future period may also vary from the past results discussed or incorporated in this prospectus supplement and the accompanying prospectus. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak to the date of this prospectus supplement and the accompanying prospectus. Cathay General Bancorp has no intention and undertakes no obligation to update any forward-looking statement or to publicly announce any revision of any forward-looking statement to reflect future developments or events, except as required by law.

Cathay General Bancorp’s filings with the SEC are available at the website maintained by the SEC at http://www.sec.gov, or by request directed to Cathay General Bancorp, 9650 Flair Drive, El Monte, California 91731, Attention: Investor Relations (626) 279-3286.

v

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. Because this is a summary, it does not contain all of the information that may be important to you or that you should consider before investing in the common stock. You should read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference, which are described under “Where You Can Find More Information” before making an investment decision.

Cathay General Bancorp

Cathay General Bancorp is a corporation that was organized in 1990 under the laws of the State of Delaware. We are the holding company of Cathay Bank, a California state-chartered commercial bank.

The Bank’s head office is located in the Chinatown area of Los Angeles, at 777 North Broadway, Los Angeles, California 90012. In addition, as of December 31, 2009, the Bank had branch offices in Southern California (20 branches), Northern California (11 branches), New York (eight branches), Massachusetts (one branch), Texas (two branches), Washington (three branches), Illinois (three branch locations and one drive-through location), New Jersey (one branch), Hong Kong (one branch) and a representative office in Shanghai and in Taipei. Deposit accounts at the Hong Kong branch are not insured by the FDIC. Current activities of the Shanghai and Taipei representative offices are limited to coordinating the transportation of documents to the Bank’s head office and performing liaison services.

As a commercial bank, Cathay Bank accepts checking, savings, and time deposits, and makes commercial, real estate, personal, home improvement, automobile, and other installment and term loans. From time to time, the Bank invests available funds in other interest-earning assets, such as U.S. Treasury securities, U.S. government agency securities, state and municipal securities, mortgage-backed securities, asset-backed securities, corporate bonds, and other security investments. The Bank also provides letters of credit, wire transfers, forward currency spot and forward contracts, traveler’s checks, safe deposit, night deposit, Social Security payment deposit, collection, bank-by-mail, drive-up and walk-up windows, automatic teller machines, Internet banking services, and other customary bank services.

The Bank primarily services individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located and provides commercial mortgage loans, commercial loans, Small Business Administration loans, residential mortgage loans, real estate construction loans, equity lines of credit and installment loans to individuals for automobile, household, and other consumer expenditures.

Through Cathay Wealth Management, Cathay Bank provides its customers the ability to trade stocks online and to purchase mutual funds, annuities, equities, bonds, and short-term money market instruments, through PrimeVest Financial Services. These products are not insured by the FDIC.

Cathay General Bancorp is regulated as a bank holding company by the Board of Governors of the Federal Reserve System, or Federal Reserve Board. Cathay Bank is regulated as a California commercial bank by the California Department of Financial Institutions, or DFI, and the FDIC.

Recent Developments

Pursuant to the sales agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, our sales agent, during the period from November 23, 2009 through December 24, 2009, we sold 1,623,100 shares of our common stock, par value $0.01 per share, at market prices through our sales agent. Our aggregate proceeds from such sales, net of commissions to the sales agent and other costs incurred in issuing the shares, were $12,298,738.64. We expect to terminate our sales agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated as of the closing of this offering.

On January 28, 2010, Cathay General Bancorp announced, in a press release, its financial results for the year ended December 31, 2009. The following presents an overview of those operating results.

We have not yet finalized our financial results for the fourth quarter and year ended December 31, 2009 and, accordingly, information regarding these periods is subject to adjustments that could be material as we finalize our results.

We reported net loss for the quarter of $35.3 million, and net loss attributable to common shareholders of $39.4 million, or $0.64 per share. Specific significant items impacting 2009 fourth quarter performance are described below. These significant items are subject to the risks and uncertainties relating to our business described under “Risk Factors” in this prospectus supplement and in our Current Report on Form 8-K filed on November 23, 2009:

•

Net loss attributable to common stockholders for the three month ended December 31, 2009 was $39.4 million, an increased loss of $35.4 million, compared to net loss attributable to common stockholders of $4.0 million for the same period a year ago. Loss per share for the three months ended December 31, 2009, was $0.64 compared to loss of $0.08 per share for the same period a year ago due primarily to increases in the provision for credit losses, lower net interest income and higher provision for OREO write-downs.

•

Return on average stockholders’ equity was negative 10.45% and return on average assets was negative 1.19% for the three months ended December 31, 2009, compared to a return on average stockholders’ equity of negative 1.06% and a return on average assets of negative 0.10% for the same period of 2008.

•

Net interest income before provision for credit losses decreased to $73.8 million during the fourth quarter of 2009, a decline of $487,000, or 0.7%, compared to $74.2 million during the same quarter a year ago. The decrease was due primarily to the increases in interest expense paid for securities sold under agreements to repurchase.

•

The net interest margin, on a fully taxable-equivalent basis, was 2.65% for both the fourth quarter of 2009 and the third quarter of 2009 and was impacted during the fourth quarter by the substantial amount of short term liquidity which has been redeployed in securities towards the end of the fourth quarter. The net interest margin decreased 20 basis points from 2.85%, on a fully taxable-equivalent basis, in the fourth quarter of 2008. The decrease in net interest margin from corresponding quarter of the prior year primarily resulted from increases in non-accrual loans and the increase in the borrowing rate on our long term repurchase agreements and other borrowed funds. The majority of our variable rate loans contain interest rate floors, which help limit the impact of the record low level of the prime interest rate.

•

For the fourth quarter of 2009, the yield on average interest-earning assets was 4.66%, on a fully taxable-equivalent basis, the cost of funds on average interest-bearing liabilities equaled 2.35%, and the cost of interest bearing deposits was 1.63%. In comparison, for the fourth quarter of 2008, the yield on average interest-earning assets was 5.57%, on a fully taxable-equivalent basis, cost of funds on average interest-bearing liabilities equaled 3.10%, and the cost of interest bearing deposits was 2.72%. The interest spread, defined as the difference between the yield on average interest-earning assets and the cost of funds on average interest-bearing liabilities, decreased 16 basis points to 2.31% for the fourth quarter ended December 31, 2009, from 2.47% for the same quarter a year ago, primarily due to the reasons discussed above.

•

The cost of deposits, including demand deposits, decreased 17 basis points to 1.45% in the fourth quarter of 2009 compared to 1.62% in the third quarter of 2009 and decreased 97 basis points from 2.42% in the fourth quarter of 2008 due primarily to the decrease in the rates paid on certificates of deposit upon renewal and for core deposits as a result of the decline in market interest rates.

•

The provision for credit losses was $91.0 million for the fourth quarter of 2009 compared to $76.0 million for the third quarter of 2009 and compared to $62.9 million in the fourth quarter of 2008. The provision for credit losses was based on the review of the adequacy of the allowance for loan losses at December 31, 2009. The provision for credit losses represents the charge against current earnings that is determined by management, through a credit review process, as the amount needed to establish an allowance that management believes to be sufficient to absorb credit losses inherent in the Company’s loan portfolio, including unfunded commitments. The following table summarizes the charge-offs and recoveries for the periods as indicated:

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2009	2008	2009	2008
Charge-offs:
Commercial loans	$9,713	$4,015	$59,370	$12,932
Construction loans–residential	12,612	12,414	71,147	20,653
Construction loans–other	11,394	—	22,128	—
Real estate loans (1)	26,381	4,738	52,931	5,291
Real estate–land loans	9,368	9,213	16,967	9,553
Installment and other loans	—	254	4	254

Total charge-offs (2)	69,468	30,634	222,547	48,683

Recoveries:
Commercial loans	381	116	904	1,750
Construction loans–residential	367	—	1,140	83
Real estate loans (1)	415	—	461	—
Real estate–land loans	6	—	692	—
Installment and other loans	2	—	21	16

Total recoveries	1,171	116	3,218	1,849

Net Charge-offs	$68,297	$30,518	$219,329	$46,834

(1)	Real estate loans includes commercial mortgage loans, residential mortgage loans and equity lines.
(2)	Total charge-offs for the fourth quarter of 2009 included charge-offs of $19.3 million recorded upon the transfer of loans to loans held for sale.

•

Total charge-offs of $69.5 million for the fourth quarter of 2009 included $24.0 million of charge-offs on 17 construction loans, $25.4 million of charge-offs on 29 commercial real estate loans, $9.7 million on 21 commercial loans, $9.4 million of charge-offs on eight land loans and $942,000 charge-offs on residential mortgage loans. Net loan charge-offs remained high in the fourth quarter as a result of the continuing weak economy and the charge-offs related to the transfer of certain loans to be held for sale status.

•

Non-interest income, which includes revenues from depository service fees, letters of credit commissions, securities gains (losses), gains (losses) on loan sales, wire transfer fees, and other sources of fee income, was $8.3 million for the fourth quarter of 2009, a decrease of $3.3 million compared to the non-interest income of $11.6 million for the fourth quarter of 2008. The decrease in non-interest income was primarily due to a decrease in securities gains from $7.0 million in the fourth quarter of 2008 to $3.3 million in the fourth quarter of 2009. In addition, the net loss for interest rate swaps increased $1.0 million and venture capital income decreased $272,000 in the fourth quarter of 2009. Offsetting the above non-interest income decreases was a $1.0 million decrease in other-than-temporary impairment write-down of the Company’s investment in the common stock of Broadway Financial Corporation during 2008 and a $730,000 increase in gains on sale of loans.

•

Non-interest expense increased $16.5 million, or 45.4%, to $52.7 million in the fourth quarter of 2009 compared to $36.2 million in the same quarter a year ago. The efficiency ratio was 64.25% in the fourth quarter of 2009 compared to 42.24% for the same period a year ago due primarily to higher OREO expenses in the fourth quarter of 2009 and higher securities gains recorded in the same quarter a year ago. OREO expense increased $12.8 million to $15.9 million in the fourth quarter of 2009 from $3.1 million in the same quarter a year ago primarily due to write-downs required as a result of continued decline in real estate values and expense resulting from increased OREO holdings. Professional service expense increased $3.3 million to $6.4 million in the fourth quarter of 2009 compared with $3.1 million in the same quarter a year ago due mainly to increases in legal expenses, professional expenses, and collection expenses. FDIC and State assessments increased $2.4 million to $4.0 million in the fourth quarter of 2009 from $1.6 million in the same quarter a year ago due to a higher assessment rate and higher deposit balances. Occupancy expense increased $665,000 primarily due to our new administrative offices at 9650 Flair Drive, El Monte which opened in January 2009. Offsetting the above described increases were decreases of $1.6 million in salaries and employee benefits due primarily to a $751,000 decrease in option compensation expense, a $407,000 decrease in salaries, and a $231,000 decrease in bonus accruals and decreases of $727,000 in marketing expense.

•	The tax benefit for the fourth quarter of 2009 resulted from the pretax loss for the quarter and the utilization of low income housing tax credits.

•

Total assets were $11.6 billion at both December 31, 2009 and December 31, 2008. Securities held-to-maturity increased $635.0 million and short-term investment and interest bearing deposits increased $229.7 million offset primarily by a $518.4 million decrease in gross loans and by a $201.0 million decrease in securities purchased under agreement to resell. The changes in the loan composition from December 31, 2008, are presented below:

Type of Loans:	December 31, 2009	December 31, 2008	% Change
	(Dollars in thousands)
Commercial	$1,307,880	$1,620,438	(19)
Residential mortgage	682,291	622,741	10
Commercial mortgage	4,065,155	4,132,850	(2)
Equity lines	195,975	168,756	16
Real estate construction	626,087	913,168	(31)
Installment	13,390	11,340	18
Other	8,364	3,075	172

Gross loans and leases	$6,899,142	$7,472,368	(8)
Allowances for loan losses	(211,889)	(122,093)	74
Unamortized deferred loan fees	(8,339)	(10,094)	(17)

Total loans and leases, net	$6,678,914	$7,340,181	(9)

Loans held for sale	$54,826	$—	100

•

Total deposits were $7.5 billion at December 31, 2009, an increase of $668.3 million, or 9.8%, from $6.8 billion at December 31, 2008, primarily due to increases of $283.7 million, or 43.0%, in money market deposits, increases of $253.4 million, or 7.8%, in time deposits of $100,000 or more, and increases of $134.1 million, or 18.4%, in non-interest-bearing deposits offset by decreases of $114.5 million, or 7.0%, in time deposits under $100,000. The changes in the deposit composition from December 31, 2008, are presented below:

Deposits	December 31, 2009	December 31, 2008	% Change
	(Dollars in thousands)
Non-interest-bearing demand	$864,551	$730,433	18
NOW	337,304	257,234	31
Money market	943,164	659,454	43
Savings	347,724	316,263	10
Time deposits under $100,000	1,529,954	1,644,407	(7)
Time deposits of $100,000 or more	3,482,343	3,228,945	8

Total deposits	$7,505,040	$6,836,736	10

•

At December 31, 2009, total non-accrual portfolio loans, excluding non-accrual loans held for sale, were $280.6 million, a decrease of $79.9 million, or 22.2%, from $360.5 million at September 30, 2009 and an increase of $99.4 million, or 54.9%, from $181.2 million at December 31, 2008. A summary of non-accrual loans by collateral type as of December 31, 2009 is shown below:

Collateral Type	California	No. of Loans	Other States	No. of Loans	Total	No. of Loans
	(Dollars in thousands except no. of loans)
Non-accrual portfolio loans
Commercial real estate	$82,106	22	$30,667	25	$112,773	47
Commercial	22,873	31	3,697	9	26,570	40
Construction–residential	50,322	9	4,168	4	54,490	13
Construction–non-residential	35,972	8	825	1	36,797	9
Residential mortgage	6,922	25	2,556	11	9,478	36
Land	20,706	14	19,828	6	40,534	20

Total non-accrual portfolio loans	$218,901	109	$61,741	56	$280,642	165

Non-accrual loans held for sale	$25,628	6	$29,198	4	$54,826	10

Included in non-accrual commercial real estate loans is a loan with an outstanding balance of $47.6 million to a borrower who filed for bankruptcy in March 2009. While the loan is on non-accrual at December 31, 2009, management believes that the value and cash flow of the underlying real estate collateral is sufficient for a full collection of principal and interest. Nonaccrual loans also include those troubled debt restructurings that do not qualify for accrual status.

•

At December 31, 2009, non-accrual loans held for sale of $54.8 million comprised of a $15.6 million residential construction loan which is expected to be sold in February 2010, $11.7 million for seven commercial real estate loans, a $1.5 million construction loan, and $26.0 million for a commercial real estate loan which was sold on December 30, 2009. The sale of the $26.0 million commercial real estate loan will be recognized for financial reporting purposes during the first quarter of 2010 when the cash portion of the purchase price is received. Total charge-offs of $19.3 million were recorded during the fourth quarter of 2009 upon the transfer of loans to be held for sale. During the fourth quarter, eight loans were sold for $22.0 million.

•

At December 31, 2009, total residential construction loans were $227.0 million of which $7.4 million were in the Central Valley in California and $12.3 million were in San Bernardino and Riverside counties in California. At December 31, 2009, total land loans were $184.6 million of which $9.3 million were in San Bernardino, Riverside, and Imperial counties, $2.5 million were in the Central Valley and $19.8 million in the state of Nevada.

•

Troubled debt restructurings on accrual status totaled $55.0 million at December 31, 2009 and were comprised of 14 loans. These loans are classified as troubled debt restructurings as a result of granting a concession to borrowers. The concessions may be granted in various forms, including reduction in the stated interest rate, reduction in the loan balance or accrued interest, or extension of the maturity date. Although these loan modifications are considered Statement 15 troubled debt restructurings, the loans have performed under the restructured terms and have demonstrated sustained performance under the modified terms. The sustained performance considered by management includes the periods prior to the modification if the prior performance met or exceeded the modified terms as well as cash paid to set up interest reserves.

•

At December 31, 2009, other real estate owned totaled $71.0 million which was $16.8 million, or 19.1%, lower compared to $87.8 million at September 30, 2009, but increased $10.0 million, or 16.4%, from $61.0 million at December 31, 2008. At December 31, 2009, $51.6 million of OREO was located in California, $12.7 million of OREO was located in Texas, $4.3 million of OREO was located in the state of Washington, and $2.4 million was located in all other states.

•

The ratio of non-performing assets, excluding non-accrual loans held for sale, to total assets was 3.0% at December 31, 2009, compared to 2.2% at December 31, 2008, and compared to 4.0% at September 30, 2009. Total non-performing portfolio assets decreased $113.1 million, or 24.3%, to $351.7 million at December 31, 2009, compared with $464.8 million at September 30, 2009, primarily due to a $79.9 million decrease in non-accrual loans, a $16.8 million decrease in OREO and a $16.5 million decrease in 90 days or more past due still accruing loans. Total non-performing portfolio assets increased $99.8 million, or 39.6%, to $351.7 million at December 31, 2009, compared with $251.8 million at December 31, 2008, primarily due to a $99.4 million increase in non-accrual loans and a $10.0 million increase in OREO.

•

The allowance for loan losses was $211.9 million and the allowance for off-balance sheet unfunded credit commitments was $5.2 million at December 31, 2009, and represented the amount that the Company believes to be sufficient to absorb credit losses inherent in the Company’s loan portfolio. The allowance for credit losses, the sum of allowance for loan losses and for off-balance sheet unfunded credit commitments, was $217.1 million at December 31, 2009, compared to $129.4 million at December 31, 2008, an increase of $87.7 million, or 67.7%. The allowance for credit losses represented 3.15% of period-end gross loans, excluding loans held for sale, and 77.4% of non-performing portfolio loans at December 31, 2009. The comparable ratios were 1.73% of period-end gross loans and 68.9% of non-performing loans at December 31, 2008. Results of the changes from December 31, 2008 and September 30, 2009, to December 31, 2009, of the Company’s non-performing assets and troubled debt restructurings are highlighted below:

(Dollars in thousands)	December 31, 2009	September 30, 2009	% Change	December 31, 2008	% Change
Non-performing assets
Accruing loans past due 90 days or more	$—	$16,507	(100)	$6,733	(100)
Non-accrual portfolio loans:
Construction–residential	54,490	96,329	(43)	100,169	(46)
Construction– non-residential	36,797	35,201	5	22,012	67
Land	40,534	27,258	49	12,608	221
Commercial real estate, excluding land	112,774	164,967	(32)	19,733	471
Commercial	26,570	25,479	4	20,904	27
Residential mortgage	9,478	11,271	(16)	5,776	64

Total non-accrual loans:	$280,643	$360,505	(22)	$181,202	55

Total non-performing loans	280,643	377,012	(26)	187,935	49
Other real estate owned and other assets	71,014	87,769	(19)	63,892	11

Total non-performing assets	$351,657	$464,781	(24)	$251,827	40

Performing troubled debt restructurings	$54,992	$59,400	(7)	$924	5,852
Non-accrual loans held for sale	$54,826	—	100	$—	100
Allowance for loan losses	$211,889	$189,370	12	$122,093	74
Allowance for off-balance sheet credit commitments	5,207	5,023	4	7,332	(29)

Allowance for credit losses	$217,096	$194,393	12	$129,425	68

Total gross loans outstanding at period-end (1)	$6,899,142	$7,115,582	(3)	$7,472,368	(8)
Allowance for loan losses to non-performing loans, at period-end (2)	75.50%	50.23%		64.97%
Allowance for loan losses to gross loans, at period-end (1)	3.07%	2.66%		1.63%
Allowance for credit losses to non-performing loans, at period-end (2)	77.36%	51.56%		68.87%
Allowance for credit losses to gross loans, at period-end (1)	3.15%	2.73%		1.73%

(1)	Excludes loans held for sale, at period-end.
(2)	Excludes non-accrual loans held for sale at period-end.

•

At December 31, 2009, the Tier 1 risk-based capital ratio of 13.55%, total risk-based capital ratio of 15.43%, and Tier 1 leverage capital ratio of 9.64%, continue to place the Company in the “well capitalized” category for regulatory purposes, which is defined as institutions with a Tier 1 risk-based capital ratio equal to or greater than 6%, a total risk-based capital ratio equal to or greater than 10%, and a Tier 1 leverage capital ratio equal to or greater than 5%. At December 31, 2008, the Company’s Tier 1 risk-based capital ratio was 12.12%, the total risk-based capital ratio was 13.94%, and Tier 1 leverage capital ratio was 9.79%.

•

Net loss for the year ended December 31, 2009, was $67.4 million. Net loss attributable to common stockholders for the year ended December 31, 2009, was $83.7 million, a $133.1 million decrease in income compared to net income attributable to common stockholders of $49.4 million for the year ended December 31, 2008. Loss per share was $1.59 for the year ended December 31, 2009, compared to earnings of $1.00 per diluted share for year ended December 31, 2008, due primarily to increases in the provision for loan losses, lower net interest income and higher provision for OREO write-downs. The net interest margin for the year of 2009 decreased 33 basis points to 2.62% compared to 2.95% for the year of 2008.

•

Return on average stockholders’ equity was negative 5.20% and return on average assets was negative 0.58% for the year of 2009 compared to a return on average stockholders’ equity of 4.95% and a return on average assets of 0.47% for the year of 2008. The efficiency ratio for the year of 2009 was 50.65% compared to 43.52% for the year of 2008.

CATHAY GENERAL BANCORP

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(Dollars in thousands, except per share data)	2009	2008	% Change	2009	2008	% Change
FINANCIAL PERFORMANCE
Net interest income before provision for credit losses	$73,755	$74,242	(1)	$282,692	$295,147	(4)
Provision for credit losses	91,000	62,900	45	307,000	106,700	188

Net interest (loss)/income after provision for credit losses	(17,245)	11,342	(252)	(24,308)	188,447	(113)
Non-interest income/(loss)	8,272	11,577	(29)	78,654	18,907	316
Non-interest expense	52,701	36,247	45	183,037	136,676	34

(Loss)/income before income tax (benefit)/expense	(61,674)	(13,328)	363	(128,691)	70,678	(282)
Income tax (benefit)/expense	(26,550)	(10,579)	151	(61,912)	19,554	(417)

Net (loss)/income	(35,124)	(2,749)	1,178	(66,779)	51,124	(231)
Net (loss)/income attributable to noncontrolling interest	(154)	(151)	2	(611)	(603)	1

Net (loss)/income attributable to Cathay General Bancorp	(35,278)	(2,900)	1,116	(67,390)	50,521	(233)

Dividends on preferred stock	(4,089)	(1,140)	259	(16,338)	(1,140)	1,333

Net (loss)/income available to common stockholders	$(39,367)	$(4,040)	874	$(83,728)	$49,381	(270)

Net (loss)/income available to common stockholders per common share:
Basic	$(0.64)	$(0.08)	700	$(1.59)	$1.00	(259)
Diluted	$(0.64)	$(0.08)	700	$(1.59)	$1.00	(259)

Cash dividends paid per common share	$0.010	$0.105	(90)	$0.205	$0.420	(51)

SELECTED RATIOS
Return on average assets	-1.19%	-0.10%	1,090	-0.58%	0.47%	(223)
Return on average total stockholders’ equity	-10.45%	-1.06%	886	-5.20%	4.95%	(205)
Efficiency ratio	64.25%	42.24%	52	50.65%	43.52%	16
Dividend payout ratio	n/m	n/m	n/m	n/m	41.07%	n/m
*n/m- not meaningful

YIELD ANALYSIS (Fully taxable equivalent)
Total interest-earning assets	4.66%	5.57%	(16)	4.90%	5.89%	(17)
Total interest-bearing liabilities	2.35%	3.10%	(24)	2.63%	3.35%	(21)
Net interest spread	2.31%	2.47%	(6)	2.27%	2.54%	(11)
Net interest margin	2.65%	2.85%	(7)	2.62%	2.95%	(11)

	December 31, 2009	December 31, 2008	September 30, 2009	Well Capitalized Requirements	Minimum Regulatory Requirements
CAPITAL RATIOS
Tier 1 risk-based capital ratio	13.55%	12.12%	12.63%	6.0%	4.0%
Total risk-based capital ratio	15.43%	13.94%	14.49%	10.0%	8.0%
Tier 1 leverage capital ratio	9.64%	9.79%	9.29%	5.0%	4.0%

CATHAY GENERAL BANCORP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share data)	December 31, 2009	December 31, 2008	% change
Assets
Cash and due from banks	$100,124	$84,818	18
Short-term investments and interest bearing deposits	254,726	25,000	919
Securities purchased under agreements to resell	—	201,000	(100)
Securities held-to-maturity	635,015	—	100
Securities available-for-sale (amortized cost of $2,916,491 in 2009 and $3,043,566 in 2008)	2,915,099	3,083,817	(5)
Trading securities	18	12	50
Loans held for sale	54,826	—	100
Loans	6,899,142	7,472,368	(8)
Less: Allowance for loan losses	(211,889)	(122,093)	74
Unamortized deferred loan fees, net	(8,339)	(10,094)	(17)

Loans, net	6,678,914	7,340,181	(9)
Federal Home Loan Bank stock	71,791	71,791	—
Other real estate owned, net	71,014	61,015	16
Affordable housing investments, net	95,853	103,562	(7)
Premises and equipment, net	108,635	104,107	4
Customers’ liability on acceptances	26,554	39,117	(32)
Accrued interest receivable	35,982	43,603	(17)
Goodwill	316,340	319,557	(1)
Other intangible assets, net	23,157	29,246	(21)
Other assets	200,184	75,813	164

Total assets	$11,588,232	$11,582,639	0

Liabilities and Stockholders’ Equity
Deposits
Non-interest-bearing demand deposits	$864,551	$730,433	18
Interest-bearing deposits:
NOW deposits	337,304	257,234	31
Money market deposits	943,164	659,454	43
Savings deposits	347,724	316,263	10
Time deposits under $100,000	1,529,954	1,644,407	(7)
Time deposits of $100,000 or more	3,482,343	3,228,945	8

Total deposits	7,505,040	6,836,736	10

Federal funds purchased	—	52,000	(100)
Securities sold under agreements to repurchase	1,557,000	1,610,000	(3)
Advances from the Federal Home Loan Bank	929,362	1,449,362	(36)
Other borrowings from financial institutions	7,212	—	100
Other borrowings for affordable housing investments	19,320	19,500	(1)
Long-term debt	171,136	171,136	—
Acceptances outstanding	26,554	39,117	(32)
Other liabilities	59,864	103,401	(42)

Total liabilities	10,275,488	10,281,252	(0)

Commitments and contingencies	—	—	—

Stockholders’ Equity
Preferred stock, 10,000,000 shares authorized, 258,000 issued and outstanding in 2009 and 2008	243,967	240,554	1
Common stock, $0.01 par value, 100,000,000 shares authorized, 67,667,155 issued and 63,459,590 outstanding at December 31, 2009 and 53,715,815 issued and 49,508,250 outstanding at December 31, 2008	677	537	26
Additional paid-in-capital	634,623	508,613	25
Accumulated other comprehensive income, net	(875)	23,327	(104)
Retained earnings	551,588	645,592	(15)
Treasury stock, at cost (4,207,565 shares in 2009 and in 2008)	(125,736)	(125,736)	—

Total Cathay General Bancorp stockholders’ equity	1,304,244	1,292,887	1

Noncontrolling interest	8,500	8,500	—

Total equity	1,312,744	1,301,387	1

Total liabilities and equity	$11,588,232	$11,582,639	0

Book value per common stock share	$16.49	$20.90	(21)
Number of common stock shares outstanding	63,459,590	49,508,250	28

CATHAY GENERAL BANCORP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
	(In thousands, except share and per share data)
INTEREST AND DIVIDEND INCOME
Loan receivable, including loan fees	$99,599	$110,336	$401,831	$452,216
Investment securities– taxable	29,835	31,383	123,939	115,890
Investment securities– nontaxable	168	276	788	1,250
Federal Home Loan Bank stock	—	616	149	3,301
Agency preferred stock	—	—	—	1,621
Federal funds sold and securities purchased under agreements to resell	13	2,723	1,351	15,017
Deposits with banks	423	133	673	656

Total interest and dividend income	130,038	145,467	528,731	589,951

INTEREST EXPENSE
Time deposits of $100,000 or more	18,012	24,895	83,349	111,293
Other deposits	10,011	16,898	50,207	66,417
Securities sold under agreements to repurchase	16,655	15,843	65,182	60,559
Advances from Federal Home Loan Bank	10,661	11,283	42,442	46,512
Long-term debt	944	2,201	4,835	9,090
Short-term borrowings	—	105	24	933

Total interest expense	56,283	71,225	246,039	294,804

Net interest income before provision for credit losses	73,755	74,242	282,692	295,147
Provision for credit losses	91,000	62,900	307,000	106,700

Net interest (loss)/income after provision for loan losses	(17,245)	11,342	(24,308)	188,447

NON-INTEREST INCOME
Securities gains (losses), net	3,325	7,009	55,644	(5,971)
Letters of credit commissions	1,057	1,332	4,216	5,613
Depository service fees	1,266	1,105	5,206	4,741
Other operating income	2,624	2,131	13,588	14,524

Total non-interest income	8,272	11,577	78,654	18,907

NON-INTEREST EXPENSE
Salaries and employee benefits	14,426	15,983	60,795	66,626
Occupancy expense	3,983	3,318	16,109	13,236
Computer and equipment expense	1,918	1,835	7,856	7,859
Professional services expense	6,407	3,121	16,428	12,011
FDIC and State assessments	4,014	1,637	19,386	4,809
Marketing expense	440	1,167	2,593	3,616
Other real estate owned expense	15,925	3,147	36,075	4,953
Operations of affordable housing investments	2,083	2,036	7,338	7,397
Amortization of core deposit intangibles	1,547	1,713	6,636	6,909
Other operating expense	1,958	2,290	9,821	9,260

Total non-interest expense	52,701	36,247	183,037	136,676

(Loss)/income before income tax (benefit)/expense	(61,674)	(13,328)	(128,691)	70,678
Income tax (benefit)/expense	(26,550)	(10,579)	(61,912)	19,554

Net (loss)/income	(35,124)	(2,749)	(66,779)	51,124
Less: net income attributable to noncontrolling interest	(154)	(151)	(611)	(603)

Net (loss)/income attributable to Cathay General Bancorp	(35,278)	(2,900)	(67,390)	50,521

Dividends on preferred stock	(4,089)	(1,140)	(16,338)	(1,140)

Net (loss)/income available to common stockholders	$(39,367)	$(4,040)	$(83,728)	$49,381

Net (loss)/income available to common stockholders per common share:
Basic	$(0.64)	$(0.08)	$(1.59)	$1.00
Diluted	$(0.64)	$(0.08)	$(1.59)	$1.00
Cash dividends paid per common share	$0.010	$0.105	$0.205	$0.420
Basic average common shares outstanding	61,146,538	49,480,850	52,629,159	49,414,824
Diluted average common shares outstanding	61,146,538	49,480,850	52,629,159	49,529,793

CATHAY GENERAL BANCORP

AVERAGE BALANCES — SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

	For the three months ended
(In thousands)	December 31, 2009		December 31, 2008		September 30, 2009
	Average Balance	Average Yield/Rate (1)(2)	Average Balance	Average Yield/Rate (1)(2)	Average Balance	Average Yield/Rate (1)(2)
Interest-earning assets
Loans and leases (1)	$7,056,871	5.60%	$7,500,351	5.85%	$7,211,971	5.48%
Taxable investment securities	3,341,762	3.54%	2,625,517	4.76%	3,385,904	3.70%
Tax-exempt investment securities (2)	15,324	6.68%	26,190	6.45%	18,590	5.48%
FHLB stock	71,791	0.00%	68,235	3.59%	71,819	0.82%
Federal funds sold and securities purchased under agreements to resell	44,185	0.12%	155,326	6.97%	104,946	0.13%
Deposits with banks	541,845	0.31%	19,471	2.72%	57,297	0.82%

Total interest-earning assets	$11,071,778	4.66%	$10,395,090	5.57%	$10,850,527	4.82%

Interest-bearing liabilities
Interest-bearing demand deposits	$333,583	0.32%	$260,558	0.48%	$310,047	0.40%
Money market	996,423	1.30%	746,152	1.63%	967,839	1.54%
Savings deposits	376,949	0.21%	331,329	0.25%	338,053	0.21%
Time deposits	5,120,702	1.88%	4,777,558	3.18%	5,175,066	2.04%

Total interest-bearing deposits	$6,827,657	1.63%	$6,115,597	2.72%	$6,791,005	1.80%
Federal funds purchased	—	0.00%	39,620	1.05%	163	0.45%
Securities sold under agreements to repurchase	1,553,522	4.25%	1,555,217	4.05%	1,556,343	4.22%
Other borrowed funds	953,545	4.44%	1,262,653	3.55%	957,558	4.42%
Long-term debt	171,136	2.19%	171,136	5.12%	171,136	2.47%

Total interest-bearing liabilities	9,505,860	2.35%	9,144,223	3.10%	9,476,205	2.48%
Non-interest-bearing demand deposits	851,664		759,038		783,826

Total deposits and other borrowed funds	$10,357,524		$9,903,261		$10,260,031

Total average assets	$11,790,703		$11,148,143		$11,626,640
Total average equity	$1,347,477		$1,102,248		$1,264,864

	For the twelve months ended
(In thousands)	December 31, 2009		December 31, 2008
	Average Balance	Average Yield/Rate (1)(2)	Average Balance	Average Yield/Rate (1)(2)
Interest-earning assets
Loans and leases (1)	$7,266,254	5.53%	$7,214,689	6.27%
Taxable investment securities	3,216,516	3.85%	2,460,181	4.71%
Tax-exempt investment securities (2)	18,996	6.38%	50,520	8.22%
FHLB stock	71,798	0.21%	66,025	5.00%
Federal funds sold and securities purchased under agreements to resell	58,482	2.31%	234,896	6.39%
Deposits with banks	174,939	0.38%	14,631	4.48%

Total interest-earning assets	$10,806,985	4.90%	$10,040,942	5.89%

Interest-bearing liabilities
Interest-bearing demand deposits	$295,770	0.36%	$255,185	0.61%
Money market deposits	890,427	1.49%	736,739	1.84%
Savings deposits	338,781	0.24%	334,222	0.36%
Time deposits	5,084,309	2.33%	4,530,923	3.56%

Total interest-bearing deposits	$6,609,287	2.02%	$5,857,069	3.03%
Federal funds purchased	8,392	0.27%	40,128	2.25%
Securities sold under agreements to repurchase	1,562,447	4.17%	1,554,023	3.90%
Other borrowed funds	997,277	4.26%	1,177,869	3.95%
Long-term debt	171,136	2.83%	171,136	5.31%

Total interest-bearing liabilities	9,348,539	2.63%	8,800,225	3.35%
Non-interest-bearing demand deposits	781,391		772,982

Total deposits and other borrowed funds	$10,129,930		$9,573,207

Total average assets	$11,544,807		$10,736,130
Total average equity	$1,303,575		$1,036,789

(1)	Yields and interest earned include net loan fees. Non-accrual loans are included in the average balance.
(2)	The average yield has been adjusted to a fully taxable-equivalent basis for certain securities of states and political subdivisions and other securities held using a statutory Federal income tax rate of 35%.

THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus entitled “Description of Common Stock.”

Issuer	Cathay General Bancorp, a Delaware corporation.

Common stock offered	Up to $100.0 million in shares of common stock, par value $0.01 per share (the “common stock”).

Overallotment option	We have granted the underwriters an option to purchase up to an additional $15.0 million in shares of common stock within 30 days of the date of this prospectus supplement in order to cover overallotments, if any.

Common stock outstanding(1)	63,459,590 shares of common stock as of January 28, 2010.

Use of proceeds	The net proceeds to us after estimated expenses from the sale of the common stock offered hereby will be approximately $94.55 million (or $108.80 million in the event of the exercise of the overallotment option in full). We expect to use the net proceeds of this offering for general corporate purposes, including, among other things, to increase our liquidity and capital and to reduce borrowings, to pay dividends on preferred stock and common stock, to invest in, or extend credit to, our existing or future subsidiaries, and to finance possible acquisitions. The precise amounts and timing of the application of proceeds will depend on the capital requirements of Cathay General Bancorp and its subsidiaries and affiliates.

Risk factors	An investment in our common stock is subject to risks. Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Market and trading symbol for the common stock	Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “CATY.”

(1)	Does not include (i) 4,207,565 shares of our common stock held as treasury shares as of January 28, 2010, (ii) up to $15.0 million in shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option, (iii) a warrant to the U.S. Treasury to purchase up to 1,846,374 shares of our common stock, (iv) 4,277,573 shares of our common stock that were issuable upon the exercise of outstanding options granted pursuant to our equity incentive plan as of January 28, 2010 and (v) 59,907 restricted stock units granted pursuant to our 2005 incentive plan that were unvested as of January 28, 2010.

RISK FACTORS

Your investment in the common stock will involve risks. You should carefully consider the following discussion of risks and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2008, as updated by our subsequently filed Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, before deciding whether an investment in the common stock is suitable for you. The risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risks Relating to Our Business

Difficult economic and market conditions have adversely affected our industry.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•

We potentially face increased regulation of our industry, including changes by Congress or federal regulatory agencies to the banking and financial institutions regulatory regime and heightened legal standards and regulatory requirements or expectations imposed in connection with the Emergency Economic Stabilization Act of 2008, or the EESA, and the American Recovery and Reinvestment Act of 2008, or the ARRA. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

•

We may be required to pay significantly higher deposit insurance premiums to the FDIC because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

•

Our banking operations are concentrated primarily in California, and secondarily in New York, Texas, Massachusetts, Washington, Illinois, New Jersey, and Hong Kong. Adverse economic conditions in these regions in particular could impair borrowers’ ability to service their loans, decrease the level and duration of deposits by customers, and erode the value of loan collateral. These conditions include the effects of the current general decline in real estate sales and prices in many markets across the United States, the current economic recession, and higher rates of unemployment. These conditions could increase the amount of our non-performing assets and have an adverse effect on our efforts to collect our non-performing loans or otherwise liquidate our non-performing assets (including other real estate owned) on terms favorable to us, if at all, and could also cause a decline in demand for our products and services, or a lack of growth or a decrease in deposits, any of which may cause us to incur losses, adversely affect our capital, and hurt our business.

We are subject to a memorandum of understanding with the Federal Reserve Bank of San Francisco, or the FRB SF, and we expect that the Bank will become subject to a memorandum of understanding with the California Department of Financial Institutions, or the DFI, and the FDIC and we may be subject to further supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the DFI and the Federal Reserve Board, and separately the FDIC as insurer of the Bank’s deposits, have authority to compel or restrict certain actions if the Bank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital or has engaged in unsafe or unsound practices. Among other matters, the corrective actions may include, but are not limited to, requiring us and/or the Bank to enter into informal or formal enforcement orders, including memoranda of understanding, written agreements, supervisory letters, commitment letters, and consent or cease and desist orders to take corrective action and refrain from unsafe and unsound practices; removing officers and directors and assessing civil monetary penalties; and taking possession of and closing and liquidating the Bank. As a result of losses incurred to date, we entered into a memorandum of understanding with the FRB SF in December 2009. Under the memorandum, we agreed to submit to the FRB SF for review and approval a plan to maintain sufficient capital at the Company on a consolidated basis and at the Bank, a dividend policy for Cathay General Bancorp, a plan to improve management of our liquidity position and funds management practices, and a liquidity policy and contingency funding plan for Cathay General Bancorp. As part of our compliance with the memorandum, on January 22, 2010, we submitted a Three-Year Capital and Strategic Plan to the FRB SF which updated a previously submitted plan. In addition, we have agreed that we will not, without the FRB SF’s prior written approval, (i) receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank, or (ii) declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. We further agreed to notify the FRB SF prior to effecting certain changes to our senior executive officers and board of directors and we are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments.

We also expect that the Bank will enter into a memorandum of understanding with the DFI and the FDIC. We expect that, under that memorandum, we will be required, among other things, to develop and implement plans to reduce commercial real estate concentrations, to improve our capital ratios and to reduce the Bank’s overall risk profile; to develop and implement a plan to improve asset quality; and to develop and implement a plan to reduce dependence on wholesale funding. We may need to take significant action to comply with these requirements, including selling assets during adverse market conditions, raising additional capital and limiting or ceasing offering profitable products and services, which could have a material adverse effect on our business and our financial condition. In addition, we expect to be required to retain management and directors acceptable to the DFI and the FDIC. Following discussions with regulators, the Board has resolved to establish a Compliance Committee to, among other things, review the Company’s management and governance and consider making recommendations for improvement. No assurance can be given that our current management and directors are acceptable to the DFI or the FDIC, that we will be able to retain or engage management and directors who are acceptable to the DFI or the FDIC or that we will be able to meet the requirements of the memoranda in a timely manner. See “Regulatory Considerations.”

If we were unable to meet the requirements of the memorandum from the FRB SF or the expected memoranda from the DFI and the FDIC in a timely manner, we could become subject to additional supervisory action, including a cease and desist order. If our banking supervisors were to take such additional supervisory action, we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, our financial condition and the value of our common stock. Additionally, there can be no assurance that we will not be subject to further supervisory action or regulatory proceedings.

U.S. and international financial markets and economic conditions could adversely affect our liquidity, results of operations, and financial condition.

The cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers realize the impact of an economic slowdown and recession. In view of the concentration of our operations and the collateral securing our loan portfolio in Northern and Southern California, we may be particularly susceptible to the adverse economic conditions in the State of California. In addition, the severity and duration of these adverse conditions are unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us.

We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.

At December 31, 2009, our allowance for loan losses totaled $211.9 million and we had net charge-offs of approximately $219.3 million for the fiscal year ended on that date. There has been a significant slowdown in the real estate market in portions of Los Angeles, San Diego, Riverside, and San Bernardino counties and the Central Valley of California where many of our commercial real estate and construction loan customers are based. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to financial strain on home builders and suppliers. As of December 31, 2009, we had approximately $4.7 billion in commercial real estate and construction loans. Continuing deterioration in the real estate market generally and in the residential building segment in particular could result in additional loan charge offs and provisions for loan losses in the future, which could have a material adverse effect on our financial condition, net income and capital.

The allowance for credit losses is an estimate of probable credit losses. Actual credit losses in excess of the estimate could adversely affect our net income and capital.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. The allowance for credit losses is based on management’s estimate of the probable losses from our credit portfolio. If actual losses exceed the estimate, the excess losses could adversely affect our net income and capital. Such excess losses could also lead to larger allowances for credit losses in future periods, which could in turn adversely affect net income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate or adverse developments arise with respect to our credits, future losses may occur, and increases in the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain credit losses in excess of present or future levels of the allowance for credit losses.

We are subject to extensive laws and regulations and supervision, and may become subject to future laws and regulations and supervision, if any, that may be enacted, that could limit or restrict our activities, may hamper our ability to increase our assets and earnings and could adversely affect our profitability.

We operate in a highly regulated industry and are or may become subject to regulation by federal, state and local governmental authorities and various laws, regulations, regulatory guidelines, and judicial and administrative decisions imposing requirements or restrictions on part or all of our operations, capitalization, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. Also, we are or may become to subject to examination, supervision, and comprehensive regulation by various federal, state, and local authorities with regard to compliance with such laws and regulations. Because our business is highly regulated, the laws, rules, regulations and supervisory guidance and policies applicable to us are subject to regular modification and change. Perennially, various laws, rules and regulations are proposed, which, if adopted, could impact our operations or could substantially and adversely affect our ability to operate profitably by making compliance much more difficult or expensive, restricting our ability to originate or sell loans or further restricting the amount of interest or other charges or fees earned on loans or other products. It is impossible to predict the competitive impact that any such changes would have on commercial banking in general or on our business in particular. Such changes may, among other things, increase the cost of doing business, limit permissible activities, or affect the competitive balance between banks and other financial institutions. See “Regulatory Considerations” in this prospectus supplement and the Regulation and Supervision section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

We may experience goodwill impairment.

If our estimates of goodwill fair value change due to changes in our businesses or other factors, we may determine that impairment charges are necessary. Estimates of fair value are determined based on a complex model using cash flows and company comparisons. If management’s estimates of future cash flows are inaccurate, the fair value determined could be inaccurate and impairment may not be recognized in a timely manner.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Our business is subject to interest rate risk and fluctuations in interest rates could reduce our net interest income and adversely affect our business.

A substantial portion of our income is derived from the differential, or “spread”, between the interest earned on loans, investment securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates, events over which we have no control, may have an adverse effect on net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. Increases in interest rates may adversely affect the ability of our floating rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent, or on the same basis. Even assets and liabilities with similar maturities or periods of re-pricing may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset.

We seek to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition to obtain the maximum spread. We use interest rate sensitivity analysis and a simulation model to assist us in estimating the optimal asset-liability composition. However, such management tools have inherent limitations that impair their effectiveness. There can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates.

We have engaged in expansion through acquisitions and may consider additional acquisitions in the future, which could negatively affect our business and earnings.

We have engaged in expansion through acquisitions and may consider acquisitions in the future. There are risks associated with any such expansion. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, encountering greater than anticipated costs in integrating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired in the transaction. Additional country- and region-specific risks are associated with transactions outside the United States, including in China. To the extent we issue capital stock in connection with additional transactions, if any, these transactions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Our earnings, financial condition, and prospects after a merger or acquisition depend in part on our ability to successfully integrate the operations of the acquired company. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

In addition, our ability to grow may be limited if we cannot make acquisitions. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms.

We may in the future engage in FDIC-assisted transactions, which could present additional risks to our business.

In the current economic environment, we may potentially be presented with opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for and evaluating an acquisition, including preparing for integration of an acquired institution, we may face additional risks if we engage in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems. If we engage in FDIC-assisted transactions, we cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.

Moreover, even if we were inclined to participate in an FDIC-assisted transaction, we can offer no assurances that the FDIC would allow us to participate or what the terms of such transaction might be or whether we would be successful in acquiring the bank or assets that we are seeking. We may be required to raise additional capital as a condition to, or as a result of, participation in an FDIC-assisted transaction. Any such transactions and related issuances of stock may have a dilutive effect on earnings per share and share ownership.

Furthermore, to the extent we are allowed to, and choose to, participate in FDIC-assist transactions, we may face competition from other financial institutions with respect to proposed FDIC-assisted transactions. To the extent that our competitors are selected to participate in FDIC-assisted transactions, our ability to identify and attract acquisition candidates and/or make acquisitions on favorable terms may be adversely affected.

Inflation and deflation may adversely affect our financial performance.

The consolidated financial statements and related financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation or deflation. The primary impact of inflation on our operations is reflected in increased operating costs. Conversely, deflation will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

As we expand our business outside of California markets, we will encounter risks that could adversely affect us.

We primarily operate in California markets with a concentration of Chinese-American individuals and businesses; however, one of our strategies is to expand beyond California into other domestic markets that have concentrations of Chinese-American individuals and businesses. We currently have operations in six other states (New York, Texas, Washington, Massachusetts, Illinois, and New Jersey) and in Hong Kong. In the course of this expansion, we will encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased expenses and operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to manage operations in noncontiguous market areas, to comply with all of the various local laws and regulations, and to anticipate events or differences in markets in which we have no current experience.

To the extent that we expand through acquisitions, such acquisitions may also adversely harm our business if we fail to adequately address the financial and operational risks associated with such acquisitions. For example, risks can include difficulties in assimilating the operations, technology, and personnel of the acquired company; diversion of management’s attention from other business concerns; inability to maintain uniform standards, controls, procedures and policies; potentially dilutive issuances of equity securities; the incurring of additional debt and contingent liabilities; use of cash resources; large write-offs; and amortization expenses related to other intangible assets with finite lives.

Our loan portfolio is largely secured by real estate, which has adversely affected and may continue to adversely affect our net income.

A downturn in our real estate markets has hurt our business because many of our loans are secured by real estate. The real estate collateral securing our borrowers’ obligations is principally located in California, and to a lesser extent, in New York, Texas, Massachusetts, Washington, Illinois, and New Jersey. The value of such collateral depends upon conditions in the relevant real estate markets. These include general or local economic conditions and neighborhood characteristics, unemployment rates, real estate tax rates, the cost of operating the properties, governmental regulations and fiscal policies, and acts of nature including earthquakes, floods, and hurricanes (which may result in uninsured losses), and other factors beyond our control. The current general decline in real estate sales and prices in many markets across the United States could reduce the value of our collateral such that we may not be able to realize an amount upon a foreclosure sale equal to the indebtedness secured by the property. Continued declines in real estate sales and prices coupled with the current economic recession and an associated increase in unemployment will result in higher than expected loan delinquencies or problem assets, a decline in demand for our products and services, or a lack of growth or a decrease in deposits, which may cause us to incur losses, adversely affect our capital, and hurt our business.

The risks inherent in construction lending may continue to affect adversely our net income. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because such properties have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. There is no assurance that such properties will be sold or leased so as to generate the cash flow anticipated by the borrower. The current general decline in real estate sales and prices across the United States, the decline in demand for residential real estate, the current recession, higher rates of unemployment, and reduced availability of mortgage credit, are all factors that can adversely affect the borrowers’ ability to repay their obligations to us and the value of our security interest in collateral and thereby adversely affect our net income and financial results.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

We face substantial competition from larger competitors.

We face substantial competition for deposits, loans and for other banking services, as well as acquisitions, throughout our market area from the major banks and financial institutions that dominate the commercial banking industry. This may cause our cost of funds to exceed that of our competitors. These banks and financial institutions have greater resources than us, including the ability to finance advertising campaigns and allocate their investment assets to regions of higher yield and demand and make acquisitions. By virtue of their larger capital bases, they have substantially greater lending limits than us and perform certain functions, including trust services, which are not presently offered by us. We also compete for loans and deposits, as well as other banking services, with savings and loan associations, brokerage houses, insurance companies, mortgage companies, credit unions, credit card companies and other financial and non-financial institutions and entities. The recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies has increased the level of competition among financial services companies and may adversely affect our ability to market our products and services.

The short term and long term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain.

As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short term impact of the implementation of Basel II may be or what impact a pending alternative standardized approach to Basel II option for non-Basel II U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the communities that we serve. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, and certain other employees.

We expect the Bank will enter into a memorandum of understanding with the DFI and the FDIC pursuant to which we will be required to retain management and directors acceptable to the DFI and the FDIC. Following discussions with regulators, the Board has resolved to establish a Compliance Committee to, among other things, review the Company’s management and governance and consider making recommendations for improvement. No assurance can be given that our current management or directors are acceptable to the DFI or the FDIC or that we will be able to retain or engage management or directors who are acceptable to the DFI and the FDIC. If we are unable to retain such management and directors, we may be subject to further supervisory action that could have a material negative effect on our business, financial condition and the value of our common stock. See “—We are subject to a memorandum of understanding with the Federal Reserve Bank of San Francisco, or the FRB SF, and we expect that the Bank will become subject to a memorandum of understanding with the California Department of Financial Institutions, or the DFI, and the FDIC and we may be subject to further supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.”

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

Natural disasters and geopolitical events beyond our control could adversely affect us.

Natural disasters such as earthquakes, wildfires, extreme weather conditions, hurricanes, floods, and other acts of nature and geopolitical events involving terrorism or military conflict could adversely affect our business operations and those of our customers and cause substantial damage and loss to real and personal property. These natural disasters and geopolitical events could impair our borrowers’ ability to service their loans, decrease the level and duration of deposits by customers, erode the value of loan collateral, and result in an increase in the amount of our non-performing loans and a higher level of non-performing assets (including real estate owned), net charge-offs, and provision for loan losses, which could adversely affect our earnings.

Adverse conditions in Asia could adversely affect our business.

A substantial number of our customers have economic and cultural ties to Asia and, as a result, we are likely to feel the effects of adverse economic and political conditions in Asia. In addition, in 2007, we opened a branch in Hong Kong. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. Pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. If economic conditions in Asia deteriorate, we could, among other things, be exposed to economic and transfer risk, and could experience an outflow of deposits by those of our customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with or loans made to such entities. Adverse economic conditions in Asia, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region.

Because of our participation in the TARP Capital Purchase Program, we are subject to several restrictions including restrictions on compensation paid to our executives.

Pursuant to the terms of the Purchase Agreement between us and the U.S. Treasury, or the Purchase Agreement, under which we sold $258 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share, or the Series B Preferred Stock, we adopted certain standards for executive compensation and corporate governance. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers. The standards include (1) ensuring that incentive compensation for senior executive officers does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods.

The adoption of the ARRA on February 17, 2009, and interim final regulations thereunder effective June 15, 2009, have imposed certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including the Company, until the institution has repaid the U.S. Treasury, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the U.S. Treasury’s consultation with the recipient’s appropriate regulatory agency. The executive compensation standards are in many respects more stringent than those that continue in effect under the TARP Capital Purchase Program and those previously proposed by the U.S. Treasury. The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock or restricted stock unit grants for up to one-third of an employee’s total annual compensation, which grants cannot vest for a period of at least two years and can be liquidated during the TARP period only in proportion to the repayment of the TARP investment at 25% increments, (ii) prohibitions on golden parachute payments for departure from a company or change in control of the company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the U.S. Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding “excessive or luxury expenditures,” and (vii) inclusion in a participant’s proxy statements for annual shareholder meetings of a nonbinding “Say on Pay” shareholder vote on the compensation of executives.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our need to continue to adapt to our information technology systems to allow us to provide new and expanded services could present operational issues and require significant capital spending.

As we continue to offer Internet banking and other on-line services to our customers, and continue to expand our existing conventional banking services, we will need to adapt our information technology systems to handle these changes in a way that meets constantly changing industry and regulatory standards. This can be very expensive and may require significant capital expenditures. In addition, our success will depend, among other things, on our ability to provide secure and reliable services, anticipate changes in technology, and efficiently develop and introduce services that are accepted by our customers and cost effective for us to provide. Systems failures, delays, breaches of confidentiality and other problems could harm our reputation and business.

Certain provisions of our charter, bylaws, and rights agreement could make the acquisition of our company more difficult.

Certain provisions of our restated certificate of incorporation, as amended, our restated bylaws, as amended, and the rights agreement between us and American Stock Transfer and Trust Company, as rights agent, could make the acquisition of our company more difficult. These provisions include authorized but unissued shares of preferred and common stock that may be issued without stockholder approval; three classes of directors serving staggered terms; preferred share purchase rights that generally become exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock; special requirements for stockholder proposals and nominations for director; and super-majority voting requirements in certain situations including certain types of business combinations.

Our financial results could be adversely affected by changes in accounting standards or tax laws and regulations.

From time to time, the Financial Accounting Standards Board and the SEC will change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, from time to time, federal and state taxing authorities will change the tax laws, regulations, and their interpretations. These changes and their effects can be difficult to predict and can materially and adversely impact how we record and report our financial condition and results of operations.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions, through FDIC-assisted transactions or otherwise;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	fluctuations in the stock price and operating results of our competitors;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	successful management of reputational risk; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified below in “Forward-Looking Statements”. Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Statutory restrictions and restrictions by our regulators on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions Cathay General Bancorp may receive. State laws and restrictions by our regulators may restrict our ability to pay dividends.

A substantial portion of Cathay General Bancorp’s cash flow comes from dividends that the Bank pays to us. Various statutory provisions restrict the amount of dividends that the Bank can pay without regulatory approval. As further discussed under “Regulatory Considerations,” we expect the Bank to be subject to a restriction on dividends it may pay to Cathay General Bancorp under a memorandum of understanding with the DFI and the FDIC. Under the memorandum of understanding we entered into with the FRB SF, we agreed that we will not, without the FRB SF’s prior written approval, receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank. In our Three-Year Capital and Strategic Plan we submitted to the FRB SF, we indicated the Bank will not pay a dividend to us in 2010. In addition, we adopted a capital management and dividend policy as part of the Capital Plan in which we adopted a policy to refrain from paying dividends in excess of $.01 per share per quarter, except when covered by operating earnings beginning in 2011.

The Federal Reserve Board has previously issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. As a result of losses incurred in the second, third and fourth quarters of 2009, we were expected to so inform and consult with the Federal Reserve supervisory staff prior to declaring or paying any dividends and we have agreed under the memorandum of understanding with the FRB SF that we will not, without the FRB SF’s prior written approval, declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. There can be no assurance that our regulators will approve the payment of such dividends.

In addition, if the Bank were to liquidate, the Bank’s creditors would be entitled to receive distributions from the assets of the Bank to satisfy their claims against the Bank before Cathay General Bancorp, as a holder of the equity interest in the Bank, would be entitled to receive any of the assets of the Bank.

The ability of the Bank to pay dividends to us is limited by various regulations and statutes, including California law, and the ability of us to pay dividends on our outstanding stock is limited by various regulations and statutes, including Delaware law.

The terms of our outstanding preferred stock limit our ability to pay dividends on and repurchase our common stock and there can be no assurance of any future dividends on our common stock generally.

In connection with the Purchase Agreement between us and the U.S. Treasury, we issued a warrant to purchase up to 1,846,374 shares of our common stock, or the Warrant, which provides that prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series B Preferred Stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without the consent of the U.S. Treasury, (a) increase the cash dividend on our common stock above $.105 per share, the amount of the last quarterly cash dividend per share declared prior to October 14, 2008, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series B Preferred Stock. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series B Preferred Stock.

The Federal Reserve Board has previously issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. As a result of losses incurred in the second, third and fourth quarters of 2009, we were expected to so inform and consult with the Federal Reserve supervisory staff prior to declaring or paying any dividends and we have agreed under the memorandum of understanding with the FRB SF that we will not, without the FRB SF’s prior written approval, (i) receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank, or (ii) declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. See “—Statutory restrictions and restrictions by our regulators on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions Cathay General Bancorp may receive. State laws and restrictions by our regulators may restrict our ability to pay dividends” and “—We are subject to a memorandum of understanding with the FRB SF and we expect the Bank will become subject to a memorandum of understanding with the FDIC and we may be subject to further supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.” There can be no assurance that our regulators will approve the payment of such dividends.

The restrictions described above, together with the potentially dilutive impact of the Warrant, described below, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future. Commencing with the second quarter of 2009, our board reduced our common stock dividend to $.08 per share. In the third and fourth quarters of 2009, our board further reduced our dividend to $.01 per share.

Our outstanding preferred stock impacts net income available to our common stockholders and earnings per common share, and the Warrant as well as other potential issuances of equity securities may be dilutive to holders of our common stock.

The dividends declared and the accretion on discount on our outstanding preferred stock will reduce the net income available to common stockholders and our earnings per common share. Our outstanding preferred stock will also receive preferential treatment in the event of our liquidation, dissolution, or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant is exercised. The 1,846,374 shares of common stock underlying the Warrant represent approximately 2.8% of the shares of our common stock outstanding as of December 31, 2009 (including the shares issuable upon exercise of the Warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction. In addition, to the extent options to purchase common stock under our stock option plans are exercised, holders of our common stock will incur additional dilution. The market price of our common stock or preferred stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur.

Finally, except as provided in the underwriting agreement for this offering, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. If we sell additional equity or convertible debt securities, these sales could result in increased dilution to our stockholders. See “—We may need to raise additional capital which may dilute the interests of holders of our common stock or otherwise have an adverse effect on their investment.”

The issuance of additional shares of preferred stock could adversely affect holders of common stock, which may negatively impact your investment.

Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected. As noted above, a decline in the market price of the common stock may negatively impact the market price for the common stock.

Our outstanding debt securities restrict our ability to pay dividends on our capital stock.

In June 2003, Cathay Capital Trust I issued $20,619,000 of Floating Rate Trust Preferred Securities. In September 2003, Cathay Statutory Trust I issued $20,619,000 of Floating Rate Trust Preferred Securities. In December 2003, Cathay Capital Trust II issued $12,887,000 of Floating Rate Trust Preferred Securities. In March 2007, Cathay Capital Trust III issued $46,392,000 of Floating Rate Trust Preferred Securities. In May 2007, Cathay Capital Trust IV issued $20,619,000 of Floating Rate Trust Preferred Securities. These securities are collectively referred to herein as the “Trust Preferred Securities.” Payments to investors in respect of the Trust Preferred Securities are funded by distributions on certain series of securities issued by us, with similar terms to the relevant series of Trust Preferred Securities, which we refer to as the “Junior Subordinated Securities.” In addition, in September 2006, the Bank issued $50,000,000 in subordinated debt in a private placement, which we refer to as the “Bank Subordinated Securities.” If we are unable to pay interest in respect of the Junior Subordinated Securities (which will be used to make distributions on the Trust Preferred Securities), or if any other event of default occurs, then we will generally be prohibited from declaring or paying any dividends or other distributions, or redeeming, purchasing or acquiring, any of our capital securities, including the common stock, during the next succeeding interest payment period applicable to any of the Junior Subordinated Securities.

If the Bank is unable to pay interest in respect of the Bank Subordinated Securities, or if any other event of default has occurred and is continuing on the Bank Subordinated Securities, then the Bank will be prohibited from declaring or paying dividends or other distributions, or redeeming, purchasing or acquiring, any of its capital stock, during the next succeeding interest payment applicable to the Bank Subordinated Securities. As a result, the Bank will be prohibited from making dividend payments to us, which, in turn could affect our ability to pay dividends on our capital securities, including the common stock.

Moreover, any other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including the common stock. In the event that any other financing agreements in the future restrict our ability to pay dividends in cash on the common stock, we may be unable to pay dividends in cash on the common stock unless we can refinance amounts outstanding under those agreements.

We may need to raise additional capital which may dilute the interests of holders of our common stock or otherwise have an adverse effect on their investment.

If economic conditions continue to deteriorate, particularly in the California commercial real estate and residential building markets where our business is concentrated, we may need to raise even more capital to support any additional provisions for loan losses and loan charge-offs. In addition, we may need to raise more capital to meet other regulatory requirements, if our losses are higher than expected or we believe that we may not meet the target capital ratios in our Three-Year Capital and Strategic Plan, or to participate in FDIC-assisted transactions. We cannot assure you that we would succeed in raising any such additional capital, and any capital we obtain may dilute the interests of holders of our common stock, or otherwise have an adverse effect on their investment.

USE OF PROCEEDS

We estimate that our net proceeds from this public offering of our shares of common stock, after deducting the underwriter discount and estimated offering expenses, will be approximately $94.55 million. We estimate that our net proceeds will be approximately $108.80 million if the underwriters exercise their overallotment option in full.

We expect to use the net proceeds of this offering for general corporate purposes, including, among other things, to increase our liquidity and capital and to reduce borrowings, to pay dividends on preferred stock and common stock, to invest in, or extend credit to, our existing or future subsidiaries, and to finance possible acquisitions. The precise amounts and timing of the application of proceeds will depend on the requirements of Cathay General Bancorp and its subsidiaries and affiliates.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol “CATY.” As of January 28, 2010, there were 63,459,590 shares of our common stock outstanding. As of January 25, 2010, there were approximately 1,768 stockholders of record. The following table provides the high and low closing sales prices per share during the periods indicated as reported on the NASDAQ Global Select Market and dividends paid per share of our common stock during such periods.

	Low sale price	High sale price	Common stock dividends
2010:
First Quarter (through January 28, 2010)	$7.55	$10.38	—

2009:
Fourth Quarter ended December 31, 2009	$7.27	$10.06	$0.01
Third Quarter ended September 30, 2009	$8.09	$11.46	$0.01
Second Quarter ended June 30, 2009	$9.15	$16.00	$0.08
First Quarter ended March 31, 2009	$7.50	$23.32	$0.105

2008:
Fourth Quarter ended December 31, 2008	$15.98	$24.98	$0.105
Third Quarter ended September 30, 2008	$10.49	$29.25	$0.105
Second Quarter ended June 30, 2008	$10.69	$21.94	$0.105
First Quarter ended March 31, 2008	$20.23	$27.61	$0.105

2007:
Fourth Quarter ended December 31, 2007	$26.26	$33.60	$0.105
Third Quarter ended September 30, 2007	$29.87	$35.58	$0.105
Second Quarter ended June 30, 2007	$32.79	$34.42	$0.105
First Quarter ended March 31, 2007	$32.40	$36.02	$0.09

The last reported sales price per share of our common stock on January 28, 2010 as reported by the NASDAQ Global Select Market was $9.58.

DIVIDEND POLICY

Holders of common stock are entitled to dividends as and when declared by our board of directors out of funds legally available for the payment of dividends. Although we have historically paid cash dividends on our common stock, we are not required to do so. Commencing with the second quarter of 2009, our board of directors reduced our common stock dividend to $.08 per share. In the third and fourth quarters of 2009, our board of directors further reduced our dividend to $.01 per share. We recently adopted a capital management and dividend policy as part of our Three-Year Capital and Strategic Plan which included a policy to refrain from paying dividends in excess of $.01 per share per quarter, except when covered by operating earnings beginning in 2011. The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors in accordance with the capital management and dividend policy.

Substantially all of the revenues of the Company available for payment of dividends derive from amounts paid to it by the Bank. The terms of the Bank Subordinated Securities limit the ability of the Bank to pay dividends to us if the Bank is not current in paying interest on the Bank Subordinated Securities or another event of default has occurred. As further discussed under “Regulatory Considerations,” we expect the Bank to be subject to a restriction on dividends it may pay to Cathay General Bancorp under a memorandum of understanding with the DFI and the FDIC. Under the memorandum of understanding we entered into with the FRB SF, we agreed that we will not, without the FRB SF’s prior written approval, receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank. In our Three-Year Capital and Strategic Plan, we indicated the Bank will not pay a dividend to us in 2010. See “Risk Factors—Risks Relating to Our Common Stock—Statutory restrictions and restrictions by our regulators on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions Cathay General Bancorp may receive. State laws and restrictions by our regulators may restrict our ability to pay dividends.” and “Risk Factors—Risks Relating to Our Common Stock—Our outstanding debt securities restrict our ability to pay dividends on our capital stock.”

The terms of our Series B Preferred Stock and Junior Subordinated Securities also limit our ability to pay dividends on our common stock. If we are not current in our payment of dividends on our Series B Preferred Stock or in our payment of interest on our Junior Subordinated Securities, we may not pay dividends on our common stock. See “Risk Factors—Risks Relating to Our Common Stock—The terms of our outstanding preferred stock limit our ability to pay dividends on and repurchase our common stock and there can be no assurance of any future dividends on our common stock generally.” and “Risk Factors—Risks Relating to Our Common Stock—Our outstanding debt securities restrict our ability to pay dividends on our capital stock.”

The Federal Reserve Board has previously issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. As a result of losses incurred in the second, third and fourth quarters of 2009, we were expected to so inform and consult with the Federal Reserve supervisory staff prior to declaring or paying any dividends and we have agreed under the memorandum of understanding with the FRB SF that we will not, without the FRB SF’s prior written approval, declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. There can be no assurance that our regulators will approve the payment of such dividends. For a discussion of the requirements of such supervisory action, see “Regulatory Considerations” and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the accompanying prospectus.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended, Cathay General Bancorp is subject to regulation, supervision and examination by the Federal

Reserve Board. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Cathay General Bancorp please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the accompanying prospectus.

Dividends from the Bank are our primary source of funds for payment of principal and interest on our debt and dividends to our stockholders. In the year ended December 31, 2009, Cathay General Bancorp declared cash dividends to the holders of our common stock of $10.3 million. There are, however, statutory limits on the amount of dividends that the Bank can pay to Cathay General Bancorp without regulatory approval.

The Bank may not, without the prior approval of the DFI, pay a dividend in an amount which exceeds the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less the amount of any distributions made by the Bank or by any majority-owned subsidiary of the Bank during such period. At December 31, 2009, the Bank had $39.4 million available for payment of dividends to Cathay General Bancorp.

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board has issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

The Federal Reserve Board has previously issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. As a result of losses incurred in the second, third and fourth quarters of 2009, the Company was expected to so inform and consult with the Federal Reserve supervisory staff prior to declaring or paying any dividends.

On December 17, 2009, we entered into a memorandum of understanding with the FRB SF under which we agreed that we will not, without the FRB SF’s prior written approval, (i) receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank, or (ii) declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. Under the memorandum, we agreed to submit to the FRB SF for review and approval a plan to maintain sufficient capital at the Company on a consolidated basis and at the Bank, a dividend policy for Cathay General Bancorp, a plan to improve management of our liquidity position and funds management practices, and a liquidity policy and contingency funding plan for Cathay General Bancorp. As part of our compliance with the memorandum, on January 22, 2010, we submitted to the FRB SF a Three-Year Capital and Strategic Plan that updates a previously submitted plan and establishes, among other things, targets for our Tier 1 risk-based capital ratio, total risk-based capital ratio, Tier 1 leverage capital ratio and tangible common risk-based ratio, each of which, where applicable, are above the minimum requirements for a well-capitalized institution. In addition, we agreed to notify the FRB SF prior to effecting certain changes to our senior executive officers and board of directors and we are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments. We also agreed in the memorandum that we will not, without the prior written approval of the FRB SF, directly or indirectly, (i) incur, renew, increase or guaranty any debt, (ii) issue any trust preferred securities, or (iii) purchase, redeem, or otherwise acquire any of its stock.

We expect the Bank will enter into a memorandum of understanding with the DFI and the FDIC pursuant to which we will be required to develop and implement, within specified time periods, plans satisfactory to the DFI and the FDIC to reduce commercial real estate concentrations, to enhance and to improve the quality of our stress testing of the Bank’s loan portfolio, and to revise our loan policy in connection therewith; to develop and adopt a strategic plan addressing improved profitability and capital ratios and to reduce the Bank’s overall risk profile; to develop and adopt a capital plan; to develop and implement a plan to improve asset quality, including the methodology for calculating the loss reserve allocation and evaluating its adequacy; and to develop and implement a plan to reduce dependence on wholesale funding. In addition, we expect to be required to report our progress to the DFI and FDIC on a quarterly basis. We also expect to be subject to a restriction on dividends from the Bank to the Company, to be required to maintain adequate allowance for loan and lease losses, and to be subject to restrictions on any new branches and business lines without prior approval. We are currently required to notify the FDIC prior to effecting certain changes to our senior executive officers and board of directors and are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments; we expect to be required to retain management and directors acceptable to the DFI and the FDIC. Following discussions with regulators, the Board has resolved to establish a Compliance Committee to, among other things, review the Company’s management and governance and consider making recommendations for improvement. No assurance can be given that our current management and directors are acceptable to the DFI or the FDIC or that we will be able to retain or engage management or directors who are acceptable to the DFI and the FDIC. Additionally, there can be no assurance that we will not be subject to further supervisory action or regulatory proceedings.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock (which gain shall be subject to U.S. federal income tax in the manner described below under the heading “—Gain on Sale or Other Disposition of Common Stock”).

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock.

The Company believes it is not, and does not anticipate becoming, a U.S. real property holding corporation. Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses realized in such year.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding at the applicable statutory rate with respect to dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holders sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is properly furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $445,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to $15.0 million in additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “CATY.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by such underwriters. Other than the prospectus in electronic format, the information on such underwriters’ web sites is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or the representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

VALIDITY OF COMMON STOCK

The validity of the common stock and certain other legal matters relating to the offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and Perry P. Oei, Esquire, our General Counsel. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cathay General Bancorp and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$200,000,000

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

We, Cathay General Bancorp, may offer and sell from time to time the following securities separately or together in any combination:

•	our common stock;

•	our preferred stock;

•	debt securities; and

•	warrants.

Our debt securities may consist of debentures, notes, or other types of debt. The preferred stock, debt securities, and warrants may be convertible, exercisable or exchangeable for common or preferred stock or other securities of ours. We will determine when we sell securities, the amounts and types of securities we will sell and the prices and other terms on which we will sell them. The aggregate offering price of the securities that we may issue under this prospectus will not exceed $200,000,000.

We may sell securities, on a continuous or delayed basis, to or through underwriters, dealers or agents or directly to purchasers. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide their names and any applicable fees, commissions or discounts.

Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplements will contain more specific information about the offering and the securities being offered. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest.

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 5 of this prospectus, in any prospectus supplement relating to an offering of those securities, and in the documents we file with the Securities and Exchange Commission before investing in our securities.

These securities are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CATY”. You are urged to obtain current market quotations of the common stock. The applicable prospectus supplement will contain information, where applicable, as to any listing on the NASDAQ Global Market or any securities market or other exchange of the securities covered by the applicable prospectus supplement.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve, nor any regulatory agency has approved or disapproved of these securities or passed upon the adequacy, completeness, or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell, in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities; and

•	warrants.

We may also issue common stock upon conversion or exchange of any of the securities listed above.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

You should rely only on the information we incorporate by reference or present in this prospectus or the relevant prospectus supplement. We have not authorized anyone else, including any underwriter or agent, to provide you with different or additional information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement which includes the specific terms of that offering. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

In this prospectus, “Cathay,” “we,” “our,” “ours,” and “us” refer to Cathay General Bancorp, which is a Delaware corporation headquartered in Los Angeles, California, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Cathay Bank” or the “Bank” means Cathay Bank, a California state-chartered bank, which is our bank subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.cathaygeneralbancorp.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009, as amended on March 3, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2009;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2009 filed on November 6, 2009, for the fiscal quarter March 31, 2009 filed on May 8, 2009, and for the fiscal quarter ended June 30, 2009 filed on August 7, 2009;

•

Our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations), filed on September 9, 2009, September 23, 2009, October 9, 2009, October 13, 2009, October 14, 2009 and October 19, 2009;

•	The description of our common stock contained in the registration statement on Form 8-A filed on September 16, 1999, including any amendment or report filed to update such description; and

•

The description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, including any amendment or report filed to update such description.

These documents contain important information about us and our financial condition. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

Our filings are available on our website, www.cathaygeneralbancorp.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Cathay General Bancorp

777 North Broadway

Los Angeles, California 90012

(213) 625-4700

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act) and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, growth plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, financial expectations, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” “predicts,” “potential,” “continue,” and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

Risks relating to our business—

•	Difficult economic and market conditions have adversely affected our industry.

•

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

•	We may be subject to supervisory action by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

•	U.S. and international financial markets and economic conditions could adversely affect our liquidity, results of operations, and financial condition.

•	We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.

•	We are subject to extensive laws and regulations and supervision that could limit or restrict our activities and adversely affect our profitability.

•	The allowance for credit losses is an estimate of probable credit losses. Actual credit losses in excess of the estimate could adversely affect our net income and capital.

•	We may experience goodwill impairment.

•	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

•	Our business is subject to interest rate risk and fluctuations in interest rates could reduce our net interest income and adversely affect our business.

•	We have engaged in and may continue to engage in further expansion through acquisitions, which could negatively affect our business and earnings.

•	We may engage in FDIC-assisted transactions, which could present additional risks to our business.

•	Inflation and deflation may adversely affect our financial performance.

•	As we expand our business outside of California markets, we will encounter risks that could adversely affect us.

•	Our loan portfolio is largely secured by real estate, which has adversely affected and may continue to adversely affect our net income.

•	Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

•	We face substantial competition from larger competitors.

•	We are subject to extensive government regulation that could limit or restrict our activities, which, in turn, may hamper our ability to increase our assets and earnings.

•	The short term and long term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain.

•	We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

•	Managing reputational risk is important to attracting and maintaining customers, investors and employees.

•	Natural disasters and geopolitical events beyond our control could adversely affect us.

•	Adverse conditions in Asia could adversely affect our business.

•	Because of our participation in the TARP Capital Purchase Program, we are subject to several restrictions including restrictions on compensation paid to our executives.

•	Our need to continue to adapt to our information technology systems to allow us to provide new and expanded services could present operational issues and require significant capital spending.

•	Certain provisions of our charter, bylaws, and rights agreement could make the acquisition of our company more difficult.

•	Our financial results could be adversely affected by changes in accounting standards or tax laws and regulations.

Forward-looking statements by us are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. Such forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on Form 8-K, among other places. Any investor in Cathay should consider all risks and uncertainties disclosed in our filings with the SEC described above under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at www.sec.gov.

These and other factors are further described in Cathay General Bancorp’s Current Report on Form 8-K filed on October 13, 2009, the Company’s other reports filed with the SEC, and other filings the Company makes with the SEC from time to time. Actual results in any future period may also vary from the past results discussed in this report. Given these risks and uncertainties, we caution readers not to place undue reliance on any forward-looking statements, which speak to the date of this report. We have no intention and undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision of any forward-looking statement to reflect future developments or events, except as required by law.

Cathay General Bancorp’s filings with the SEC are available at the website maintained by the SEC at http://www.sec.gov, or by request directed to Cathay General Bancorp, 9650 Flair Drive, El Monte, California 91731, Attention: Investor Relations (626) 279-3286. The information contained in our website is not a part of this prospectus.

RISK FACTORS

An investment in our securities involves will involve risks. Before making an investment decision, you should read carefully and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

CATHAY GENERAL BANCORP

Cathay General Bancorp is a corporation that was organized in 1990 under the laws of the State of Delaware. We are the holding company of Cathay Bank (“the Bank”), a California state-chartered commercial bank, six limited partnerships investing in affordable housing investments in which Cathay Bank is the sole limited partner, and GBC Venture Capital, Inc. We also own 100% of the common stock of five statutory business trusts created for the purpose of issuing capital securities.

The Bank was founded in 1962 and offers a wide range of financial services. As of September 30, 2009, the Bank operates twenty branches in Southern California, eleven branches in Northern California, eight branches in New York State, three branches in Illinois, three branches in Washington State, two branches Texas, one branch in Massachusetts, one branch in New Jersey, one branch in Hong Kong, and a representative office in Shanghai and in Taipei. Current activities of the Shanghai and Taipei representative offices are limited to coordinating the transportation of documents to the Bank’s head office and performing liaison services. Deposit accounts at the Hong Kong branch are not insured by the Federal Deposit Insurance Corporation (the “FDIC”).

As a commercial bank, Cathay Bank accepts checking, savings, and time deposits, and makes commercial, real estate, personal, home improvement, automobile, and other installment and term loans. From time to time, the Bank invests available funds in other interest-earning assets, such as U.S. Treasury securities, U.S. government agency securities, state and municipal securities, mortgage-backed securities, asset-backed securities, corporate bonds, and other security investments. The Bank also provides letters of credit, wire transfers, forward currency spot and forward contracts, traveler’s checks, safe deposit, night deposit, Social Security payment deposit, collection, bank-by-mail, drive-up and walk-up windows, automatic teller machines, Internet banking services, and other customary bank services.

The Bank primarily services individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located and provides commercial mortgage loans, commercial loans, Small Business Administration loans, residential mortgage loans, real estate construction loans, equity lines of credit; and installment loans to individuals for automobile, household, and other consumer expenditures.

Through Cathay Wealth Management, Cathay Bank provides its customers the ability to trade stocks online and to purchase mutual funds, annuities, equities, bonds, and short-term money market instruments, through PrimeVest Financial Services. These products are not insured by the Federal Deposit Insurance Corporation, or FDIC.

Cathay General Bancorp is regulated as a bank holding company by the Board of Governors of the Federal Reserve System, or Federal Reserve Board. Cathay Bank is regulated as a California commercial bank by the California Department of Financial Institutions, or DFI, and the FDIC.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the securities registered hereby will be added to our general funds and will be available for general corporate purposes, including, among other things, the payment of dividends on preferred stock and common stock, repayment of existing indebtedness, investments in, or extensions of credit to, our existing or future subsidiaries, and the financing of possible acquisitions.

Pending such use, we may temporarily invest the net proceeds in short-term securities or reduce our short-term indebtedness, or we may hold the net proceeds in deposit accounts in our subsidiary bank.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table shows our ratio of earnings to fixed charges and preferred dividends on a consolidated basis.

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as the sum of pre-tax income (loss) from continuing operations, fixed charges and amortization of capitalized interest; less interest capitalized, preference security dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine months ended September 30,		For the Years Ended December 31,
(Dollars in thousands, except ratios)	2009	2008	2008	2007	2006	2005	2004
Income/(Loss) before income tax expense	$(67,474)	$83,554	$70,075	$196,660	$184,829	$166,481	$140,422
Plus fixed charges	191,860	226,584	299,477	309,114	214,664	112,432	62,142

Earnings	124,386	310,138	369,552	505,774	399,493	278,913	202,564
Fixed charges	191,860	226,584	299,477	309,114	214,664	112,432	62,142
Preferred stock dividends	12,706	452	1,750	610	610	611	593

Fixed charges and preferred stock dividends	$204,556	$227,036	$301,227	$309,724	$215,274	$113,043	$62,735
Ratio of earnings to fixed charges	0.65	1.37	1.23	1.64	1.86	2.48	3.26
Ratio of earnings to fixed charges and preferred dividends	0.61	1.37	1.23	1.63	1.86	2.47	3.23

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended, Cathay General Bancorp is subject to regulation, supervision and examination by the Federal Reserve Board. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Cathay General Bancorp please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the prospectus.

Dividends from the Bank are our primary source of funds for payment of principal and interest on our debt and dividends to our stockholders. In the year ended December 31, 2008, Cathay General Bancorp declared cash dividends to the holders of our common stock of $20.8 million. There are, however, statutory limits on the amount of dividends that the Bank can pay to Cathay General Bancorp without regulatory approval.

The Bank may not, without the prior approval of the DFI, pay a dividend in an amount which exceeds the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less the amount of any distributions made by the Bank or by any majority-owned subsidiary of the Bank during such period. At September 30, 2009, the Bank had $125.6 million available for payment of dividends to Cathay General Bancorp.

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board has issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

DESCRIPTION OF COMMON STOCK

The following is a brief description of the terms of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended, and our restated bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us, as well as the description of our common stock which is incorporated by reference herein through our previous filings with the SEC, including the description of our common stock contained in our registration statement on Form 8-A filed on September 16, 1999, and any amendment or report filed to update such description.

General

Our restated certificate of incorporation, as amended, provides the authority to issue 100,000,000 shares of common stock, par value $.01 per share. At October 31, 2009, there were 61,829,540 shares of common stock outstanding. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize.

Except in very limited circumstances, holders of our common stock may not cumulate their votes in the election of directors, which means that a majority of the outstanding shares of common stock are generally able to elect all of the directors standing for election each year, subject to the rights of any preferred stock that is then issued and outstanding.

Dividends

Although we have historically paid cash dividends on our common stock, we are not required to do so. Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends subject to certain restrictions on payment of dividends imposed by the Delaware General Corporation Law and state and federal banking laws. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods. Our Series B Fixed Rate Cumulative Perpetual Preferred Stock and Series A Junior Participating Preferred Stock and any other series of preferred stock upon issuance, will have preference over our common stock with respect to the payment of dividends. Additionally, dividends on the common stock are further limited to the extent we are not current in making payments on our outstanding subordinated debt securities.

As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of the Bank’s and our ability to pay dividends in the future is, and could in the future be further, limited by bank regulatory requirements and capital guidelines. The Bank’s ability to pay dividends to us are limited to the extent it is not current in paying interest on its subordinated debt or if another event of default has occurred.

As a result of losses incurred to date, we expect we will become subject to some form of supervisory action. For a discussion of the potential requirements of such supervisory action, see Item 2 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the accompanying prospectus. We expect that when we become subject to regulatory action, such regulatory action would likely include a requirement to seek regulatory approval prior to paying dividends. There can be no assurance that our regulators will not object to the payment of such dividends.

Liquidation Rights

The holders of our common stock will become entitled to participate ratably in the distribution of any of our assets remaining after we have paid all of our debts and liabilities and after we have paid to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which they are entitled. Our Series B Fixed Rate Cumulative Perpetual Preferred Stock and Series A Junior Participating Preferred Stock and any other series of preferred stock upon issuance, will have preference over our common stock with respect to the distribution of assets in the event of our liquidation or dissolution.

Certain Provisions of California and Federal Law

The following discussion is a summary of certain provisions of California and federal law and regulations, relating to stock ownership and transfers and business combinations, all of which may be deemed to have “antitakeover” effects. The description of these provisions is necessarily general and reference should be made to the actual laws and regulations and to the Certificate of Incorporation and bylaws of the Company.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and, within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the DFI has approved such acquisition of control. A person would be deemed to have acquired control of the Company, and thereby indirectly control of the Bank, if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of the common stock would be presumed to control the Company.

Miscellaneous

Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

NASDAQ Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CATY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes some of the provisions in our restated certificate of incorporation, restated bylaws and Delaware law regarding our preferred stock that we may offer from time to time. The specific terms of a series of preferred stock that we may offer will be described in a prospectus supplement relating to that series of preferred stock. The following description, and any description of our preferred stock in a prospectus supplement, may not be complete and is qualified in all respects by reference to the provisions of our restated certificate of incorporation, our restated bylaws, Delaware law and the certificate of designations relating to the particular series of our preferred stock as well as the description of our preferred stock which is incorporated by reference herein through our previous filings with the SEC, including the description of our preferred share purchase rights contained in the registration statement on Form 8-A filed on December 20, 2000, and any amendment or report filed to update such description. We will file such certificate of designations with the SEC at or prior to the time of sale of that series of preferred stock. You are encouraged to read the more detailed provisions of these documents and laws for provisions that may be important to you. You can obtain copies of our restated certificate of incorporation and restated bylaws by following the directions under the heading “Where You Can Find More Information”.

General

Under our restated certificate of incorporation, as amended, we have authority to issue up to 10,000,000 shares of preferred stock, $.01 par value per share. Of such number of shares of preferred stock, 100,000 shares have been designated as Series A Junior Participating Preferred Stock (“Series A Junior Preferred Stock”), and 258,000 shares have been designated as Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) or further-described below.

Authorization and Issuance

Our board of directors, without stockholder approval, can authorize preferred stock to be issued with voting, conversion and other rights that could adversely affect the voting power and other rights of our common stockholders or other outstanding series of preferred stock. Pursuant to our restated bylaws, our board of directors may grant authority to a special committee to authorize and determine the terms of any series of preferred stock issued.

Each series of preferred stock will have the dividend, liquidation, redemption and voting rights described below, unless otherwise described in a prospectus supplement pertaining to a specific series of preferred stock. The applicable prospectus supplement will describe the following terms of the series of preferred stock in respect of which this prospectus is being delivered:

•	the designation of that series, the number of shares offered and the stated value thereof if different from the par value thereof;

•	the amount of the liquidation preference, if any, per share or the method of calculating that amount;

•	the subscription or purchase price and form of consideration for which the shares of such series shall be issued;

•	the dividend rate, if any, or the method of calculating that rate, the dates on which dividends will be paid and the dates from which dividends will begin to cumulate, if applicable;

•	any redemption provisions;

•	any conversion or exchange rights and provisions;

•	any additional voting and other rights, preferences, privileges, qualifications, limitations and restrictions;

•	any securities exchange listing;

•	the relative ranking and preferences of that series as to dividend rights and rights upon our liquidation, dissolution or winding up; and

•	any other terms of that series.

Shares of our preferred stock, when issued against full payment of their purchase price, will be validly issued, fully paid and non-assessable.

Voting Rights

The voting rights of preferred stock of any series will be described in the applicable prospectus supplement.

Under regulations of the Federal Reserve Board, if the holders of any series of preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities”, and a holder of 25% of more of that series (or a holder of 5% or more if it otherwise exercises a “controlling influence” over us) may then be subject to regulation as a bank holding company. In addition, in that event:

•

any bank holding company may be required to obtain Federal Reserve Board approval, and any foreign bank, and any company that controls a foreign bank, that has certain types of U.S. banking operations may be required to obtain Federal Reserve Board approval under the International Banking Act of 1978, to acquire 5% or more of that series of preferred stock; and

•

any person other than a bank holding company may be required to obtain Federal Reserve Board approval under the Change in Bank Control Act of 1978 to acquire 10% or more of that series of preferred stock.

Dividends

Holders of each series of preferred stock will be entitled to receive, when, as, and if our board declares, cash dividends payable at the dates and at the rates per share as described in the applicable prospectus supplement. Those rates may be fixed, variable or both. Dividends may be cumulative or noncumulative and may be payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of our stock, as described in the applicable prospectus supplement.

As a result of losses incurred to date, we expect we will become subject to some form of supervisory action. For a discussion of the potential requirements of such supervisory action, see Item 2 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and any subsequent reports Cathay General Bancorp files with the SEC, which are incorporated by reference into the accompanying prospectus. We expect that when we become subject to regulatory action, such regulatory action would likely include a requirement to seek regulatory approval prior to paying dividends. There can be no assurance that our regulators will not object to the payment of such dividends.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, preferred stockholders of any particular series will be entitled, subject to creditors’ rights and holders of any series of preferred stock ranking senior as to liquidation rights, but before any distribution to common stockholders or holders of any series of preferred stock ranking junior as to liquidation rights, to receive a liquidating distribution in the amount of the liquidation preference, if any, per share as mentioned in the applicable prospectus supplement, plus accrued and unpaid dividends for the current dividend period. This would include any accumulation of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative. If the amounts available for distribution upon our liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all the outstanding preferred stock of that series and all stock ranking equal to that series of preferred stock, then the holders of each series of that stock will share ratably in any distribution of assets in proportion to the full respective preferential amount, which may include accumulated dividends, to which they are entitled. After the full amount of the liquidation preference is paid, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion and Exchange

The terms on which preferred stock of any series may be converted into or exchanged for another class or series of securities will be described in the applicable prospectus supplement.

Redemption

The terms on which any series of preferred stock may be redeemed will be described in the applicable prospectus supplement. All shares of preferred stock which we redeem, purchase or acquire, including shares surrendered for conversion or exchange, shall be retired and restored to the status of authorized but unissued shares of preferred stock undesignated as to series.

Other Rights

The shares of a series of preferred stock may have the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, or other rights as may be described in the applicable prospectus supplement, our restated certificate of incorporation, or as otherwise required by law.

Title

We, the transfer agent and the registrar for a series of preferred stock, and any of our or their agents may treat the registered owner of that preferred stock as the absolute owner of that stock, whether or not any payment for that preferred stock shall be overdue and despite any notice to the contrary, for any purposes.

Series A Junior Preferred Stock

General

The 100,000 shares of the Series A Junior Preferred Stock are subject to purchase under outstanding preferred share purchase rights that expire in November 2010. The preferred share purchase rights were distributed to our common shareholders as a dividend on the basis of one right for each share of common stock. The rights are transferable only with the underlying shares of common stock to which they relate. In general, the rights become exercisable if, after December 20, 2000, a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. The board of directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock.

Ranking

Series A Junior Preferred Stock ranks senior to common stock but junior to all other series of Preferred Stock as to payment of dividends and the distribution of assets upon liquidation, unless the terms of such series provide otherwise.

Voting Rights

Holders of shares of Series A Junior Preferred Stock are entitled to the number of votes set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock on all matters submitted to a vote of the stockholders of the Corporation.

If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any shares of Series A Junior Preferred Stock are in default, the number of directors constituting our board of directors will be increased by two. In addition to voting with holders of common stock for the election of other directors, the holders of record of Series A Junior Preferred Stock, voting separately as a class to the exclusion of holders of common stock, will be entitled to vote for the election of two directors. If and when such default ceases to exist, the holders of Series A Junior Preferred Stock will be divested of the foregoing special voting rights and the number of directors constituting our board of directors will be reduced by two.

Dividends

Holders of our Series A Junior Preferred Stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends in the amount specified in the Certificate of Designation for the Series A Junior Preferred Stock. We must declare such dividend immediately after a dividend or distribution on our common stock is declared. Dividends on the Series A Junior Preferred Stock are further limited to the extent we are not current in making payments on or we are deferring interest on our outstanding Junior Subordinated Notes.

Whenever dividends on Series A Junior Preferred Stock are in arrears, we will not (i) declare or pay dividends on, or make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior to the Series A Junior Preferred Stock, (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on parity with the Series A Junior Preferred Stock, except dividends paid ratably on the Series A Junior Preferred Stock, or (iii) purchase or otherwise acquire for consideration Series A Junior Preferred Stock or any shares of stock ranking on parity, except in accordance with a purchase offer made to all holders of Series A Junior Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, on terms that our board of directors have determined in good faith will result in fair and equitable treatment of the respective series of classes.

Liquidation Rights

Holders of our Series A Junior Preferred Stock will have preference over holders of stock ranking junior to Series A Junior Preferred Stock (either as to dividends or upon liquidation, dissolution or winding up) with respect to the distribution of assets in the event of our liquidation, dissolution or winding up.

Redemption

Shares of our Series A Junior Preferred Stock are not redeemable.

Fixed Rate Cumulative Perpetual Preferred Stock, Series B

General

On December 5, 2008, the U.S. Treasury purchased 258,000 shares of our Series B Preferred Stock, in the amount of $258.0 million, pursuant to the U.S. Treasury Troubled Asset Relief Program Capital Purchase Program under the Emergency Economic Stabilization Act of 2008. The Series B Preferred Stock pays cumulative compounding dividends at a rate of 5% per year for the first five years, and thereafter at a rate of 9% per year. In conjunction with the purchase of senior preferred shares, the U.S. Treasury received warrants to purchase common stock of 1,846,374 shares at the exercise price of $20.96 with an aggregate market price equal to $38.7 million, 15% of the senior preferred stock amount that the U.S. Treasury invested. The exercise price of $20.96 on warrants was calculated based on the average of closing prices of our common stock on the 20 trading days ending on the last trading day prior to November 17, 2008, the date that we received the preliminary approval of capital purchase from the U.S. Treasury.

Voting Rights

If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether are not consecutive) payable on any shares of Series B Preferred Stock are in default, the number of directors constituting our board of directors will be increased by two. In addition to voting with holders of common stock for the election of other directors, the holders of record of Series B Preferred Stock, voting separately as a class to the exclusion of holders of common stock, will be entitled to vote for the election of two directors. If and when such default ceases to exist, the holders of Series B Preferred Stock will be divested of the foregoing special voting rights and the number of directors constituting our board of directors will be reduced by two.

In addition to any other vote or consent of stockholders required by law or by our certificate of incorporation, the vote or consent of holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting as a separate class, is necessary for effecting and validating the (i) authorization of senior stock, (ii) amendment of the Certificate of Designation for the Series B Preferred Stock and (iii) subject to exceptions, share exchanges, reclassifications, mergers and consolidations.

Dividends

Holders of our Series B Preferred Stock are entitled to receive dividends if, as and when declared by our board of directors, out of any funds legally available for dividends in the amount specified in the Certificate of Designations for the Series B Preferred Stock. Such dividends will accrue and be cumulative from the original issue date, and will compound on each subsequent dividend payment date. Dividends on the Series B Preferred Stock are further limited to the extent we are not current in making payments on or we are deferring interest on our outstanding Junior Subordinated Notes.

Subject to certain exceptions, whenever dividends on Series B Preferred Stock are in arrears, we will not (i) declare or pay dividends on, or make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior to the Series B Preferred Stock or (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on parity with the Series B Preferred Stock, subject to certain limitations set forth in our Certificate of Designations for the Series B Preferred Stock.

Dividends on common stock and other junior stock can only be declared and paid subject to the foregoing. Holders of Series B Preferred Stock are not entitled to participate in any such dividends.

Liquidation Rights

Holders of our Series B Preferred Stock will have preference over holders of common stock and any other stock ranking junior to the Series B Preferred Stock with respect to the distribution of assets in the event of our liquidation, dissolution or winding up.

Redemption

The shares of Series B Preferred Stock may be redeemed prior to the first dividend payment date falling on or after the third anniversary of the original issue date, at our option and subject to approval from the Federal Reserve Board, upon notice and on the terms set forth in our Certificate of Designations for the Series B Preferred Stock. Holders of Series B Preferred Stock have no right to exchange or convert such shares into any other securities.

Miscellaneous

Holders of Series B Preferred Stock have no preemptive rights.

DESCRIPTION OF DEBT SECURITIES

The following briefly summarizes the general terms and provisions of the debt securities that we may offer. The specific terms of a series of debt securities that we may offer will be described in a prospectus supplement relating to that series of debt securities. The debt securities will be issued under an indenture to be entered into between us and the trustee identified in the applicable prospectus supplement. A form of the indenture has been filed as an exhibit to the registration statement of which this prospectus is part. The terms of the debt securities will include those stated in the indenture (including any supplemental indenture that specifies the terms of a particular series of debt securities) as well as those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. The indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939. We have summarized the material portions of the indenture below, but you should read the indenture for other provisions that may be important to you.

The following description, and any description of our debt securities in a prospectus supplement, may not be complete and is qualified in all respects by reference to the provisions of the indenture and the form of certificates evidencing the debt securities relating to the particular series of our debt securities. You are encouraged to read the more detailed provisions of these documents and laws for provisions that may be important to you. You can obtain copies of our restated certificate of incorporation and restated bylaws by following the directions under the heading “Where You Can Find More Information”.

General

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will establish the terms of each series of debt securities that we will issue under the indenture by a resolution of our board of directors. We will detail the terms of the debt securities that we will offer in an officers’ certificate under the indenture or by a supplemental indenture. We will describe the particular terms of each series of debt securities that we issue in a prospectus supplement relating to that series. The specific terms described in any prospectus supplement may differ from the terms described below.

Under the indenture, we can issue an unlimited amount of debt securities, including debt securities that are convertible into or exchangeable for our other securities, including our common stock. We may issue the debt securities:

•	in one or more series,

•	with the same or various maturities,

•	at par,

•	at a premium, or

•	at a discount.

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the initial offering price,

•	the aggregate principal amount of that series of debt securities,

•	the title of the debt securities,

•	any limit on the aggregate principal amount of the debt securities,

•	the date or dates on which we will pay the principal on the debt securities,

•	the maturity date,

•

the per annum rate or rates (which may be fixed or variable) or the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest,

•	the date or dates from which interest will accrue,

•	the date or dates on which interest will commence and be payable,

•	any regular record date for the interest payable on any interest payment date,

•	the place or places where we will pay the principal, premium, and interest with respect to the debt securities,

•	the terms and conditions upon which we may redeem the debt securities,

•	any obligation we have to redeem or purchase the debt securities under any sinking fund or similar provisions or at the option of a holder of debt securities,

•	the denominations in which we will issue the debt securities, if we issue them other than in denominations of $1,000 and any integral multiple thereof,

•	whether we will issue the debt securities in the form of certificated debt securities or global securities,

•	the currency of denomination of the debt securities,

•	any addition to or change in the events of default that are described in this prospectus or in the indenture,

•	any change in the acceleration provisions that are described in this prospectus or in the indenture,

•

the ranking of the debt securities of the series, including the relative degree, if any, to which the debt securities of such series shall be subordinated to one or more other series of debt securities or other obligations of the Company in right of payment, whether outstanding or not,

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities,

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series, and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that provide that we must only pay an amount less than our stated principal amount if our maturity date accelerates. In the prospectus supplement, we will also provide you with information on the federal income tax considerations and other special considerations that apply to any of the particular debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms under which a series of debt securities may be convertible into or exchangeable for our common stock or our other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Form, Exchange and Transfer

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, or DTC, as depositary, or a nominee of DTC (a “book-entry debt security”), or a certificate issued in definitive registered form (a “certificated debt security”).

We will describe whether the particular series of debt securities will be a book-entry debt security or a certificated debt security in the applicable prospectus supplement. Except as described under “Global Debt Securities and Book-Entry System” below, we will not issue book-entry debt securities in certificated form.

Certificated Debt Securities

If you hold certificated debt securities, you may transfer or exchange certificated debt securities at the trustee’s office or at paying agencies as provided for in the indenture. We will not charge you any service charge for any transfer or exchange of certificated debt securities, but may require you to pay a sum sufficient to cover any tax or other governmental charge that may be required in connection with your transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing your certificated debt securities. After you surrender your certificated debt securities, we or the trustee will reissue your certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

Global Debt Securities and Book-Entry System

A global debt security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same:

•	original issue date,

•	date or dates on which we must pay principal and interest, and

•	interest rate or method of determining interest.

If we decide to issue debt securities in the form of one or more global securities, then we will deposit each global debt security representing book-entry debt securities with, or on behalf of, the depositary and will also register the global debt security in the name of the depositary or its nominee.

The prospectus supplement will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Consolidation, Merger and Sale of Assets

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indenture will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indenture or the debt securities, as appropriate. If the debt securities are convertible into or exchangeable for our other securities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Covenants

Unless stated otherwise in the applicable prospectus supplement and in a supplement to the indenture, a resolution of our board of directors or an officers’ certificate delivered under the indenture, the debt securities will not contain any restrictive covenants, including covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants in respect of a series of debt securities.

Ranking

Unless stated otherwise in the applicable prospectus supplement and in a supplement to the indenture, a resolution of our board of directors or an officers’ certificate delivered under the indenture, the debt securities will rank equally and ratably with our other unsecured and unsubordinated debt. The debt securities will not be secured by any properties or assets and will represent our unsecured debt.

We are a holding company and we will depend upon the earnings and cash flow of our subsidiaries to meet our obligations under the debt securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of our debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are regulatory provisions which limit the amount of dividends the Bank can pay to us as well as regulatory provisions which limit the Bank’s ability to make loans and advances to us.

Events of Default Under the Indenture

Under the indenture, an “event of default” means, with respect to any series of debt securities, any of the following:

•

default in the payment of any interest on any debt security of that series when it becomes due and payable, and the continuance of that default for a period of 30 days (unless we deposit the entire amount of the payment with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due on any debt security of that series;

•

default in the performance or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	some events of bankruptcy, insolvency or reorganization of the Company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable supplement to this prospectus.

No event of default for a particular series of debt securities, except for the events of default relating to events of bankruptcy, insolvency or reorganization, will necessarily constitute an event of default for any other series of debt securities.

If an event of default for debt securities of any series occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to us having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal that has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under “Modification and Waiver” below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to some rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given the trustee written notice of a continuing event of default under the debt securities of that series; and

•

the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest with respect to that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement of our compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification of Indenture; Waiver

We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

•	change the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of, or extend the time for payment of, interest (including default interest) on any debt security;

•

reduce the principal of, or premium on, or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the deposit of any sinking fund payment or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•

waive a default in the payment of the principal, premium or interest with respect to any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

•	make the principal, premium or interest with respect to any debt security payable in currency other than that stated in the debt security;

•

make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal, premium and interest with respect to those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

Except for some specified provisions of the indenture, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal, premium or any interest with respect to any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise we may defease such series of debt securities. Upon defeasance, we may be discharged from any and all obligations under the debt securities of any series (except for some obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) (“legal defeasance”) or we may be excused from compliance with certain restrictive covenants contained in the indenture, as well as any additional covenants contained in a supplement to the indenture, a resolution of the board of directors or an officers’ certificate delivered pursuant to the indenture (“covenant defeasance”). We will be discharged, under either legal defeasance or covenant defeasance, on the 91st day after we deposit with the trustee, in trust, money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest, and any mandatory sinking fund payments for the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities.

Legal defeasance or covenant defeasance will be effective only if, among other things, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that holders of the debt securities of the series which we wish to defease will:

•	not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and

•

will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option.

Regarding the Trustee

We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the applicable debt securities. If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of debt securities only after those holders have offered the trustee indemnity satisfactory to it.

Governing Law

The indenture and the debt securities will be governed by and construed under the laws of the State of New York.

DESCRIPTION OF WARRANTS

The following summary of the terms of our warrants describes general terms that apply to the warrants. The particular terms of any warrants will be described more specifically in the prospectus supplement relating to such warrants.

We may issue warrants to purchase common stock, preferred stock, debt securities, or other securities of the Company or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the common stock, preferred stock, debt securities, or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price or prices of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

Transfer Agent and Registrar

The Transfer Agent and Registrar for any warrant will be set forth in the applicable prospectus supplement.

ANTI-TAKEOVER PROVISIONS IN

CATHAY’S CERTIFICATE OF INCORPORATION AND BYLAWS

The following includes a brief description of certain of the provisions of Cathay’s restated certificate of incorporation and restated bylaws. This description is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended, and restated bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us.

General

Our restated certificate of incorporation and restated bylaws contain certain provisions that deal with matters of corporate governance and certain rights of stockholders which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interest, or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

Preferred Stock Purchase Rights

On November 16, 2000, our board of directors adopted a Rights Agreement between us and American Stock Transfer and Trust Company, as Rights Agent, and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each preferred share purchase right entitles the registered holder to purchase from Cathay one one-thousandth of a share of Cathay Series A Junior Participating Preferred Stock at a price of $200, subject to adjustment. In general, the rights become exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. Our board of directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock. The rights will expire on November 16, 2010.

In addition, our restated certificate of incorporation has other provisions that could make more difficult the acquisition of Cathay by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) a requirement that any “Business Combination” (as defined in the restated certificate of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares, voting together as a single class, excluding voting stock beneficially owned by an interested stockholder unless certain conditions are met, including without limitation: (a) the Business Combination is approved by a majority of “Continuing Directors” (as defined in the restated certificate of incorporation) or certain minimum price requirements are satisfied, (b) consideration to be received by holders of a particular series of stock is in cash or in the same form as has been previously paid by an “Interested Stockholder” (as defined in the restated certificate of incorporation) in connection with its acquisition of beneficial ownership of shares of such class, (c) there has been no failure to declare and pay at the regular date thereof any full regular dividends payable in accordance with the terms of any outstanding capital stock, other than common stock, except as approved by a majority of the Continuing Directors, (d) there has been no reduction in the amount, or change in the frequency of payment, of any dividends regularly paid on the common stock, (e) the Interested Stockholder has not received the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial assistance or tax credits or tax advantages by the Corporation, and (f) a proxy or information statement describing the Business Combination has been mailed to all stockholders of the Corporation at least 30 days prior to consummation of such Business Combination, (ii) a requirement that any “Stock Repurchase” (as defined in the restated certificate of incorporation) from an Interested Stockholder shall be approved by the affirmative vote of a majority of the votes entitled to be cast by the holders of such stock which is beneficially owned by persons other than such Interested Stockholder, voting together as a single class, unless (a) the Stock Repurchase is made pursuant to a tender offer or exchange offer made available on the same basis to all holders of such class of capital stock, or (b) the Stock Repurchase is made pursuant to an open market program approved by a majority of the Continuing Directors, and (iii) the ability of the board of directors to issue preferred stock at such time and on such terms and conditions as it deems appropriate.

Directors

Certain provisions of our restated certificate of incorporation and restated bylaws will impede changes in majority control of the board of directors. Our restated certificate of incorporation and/or restated bylaws provide that: our board is divided into three classes so that approximately one-third of the total number of directors is elected each year (this “classified” board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors); any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, is generally filled by a majority vote of the directors then in office for the remainder of the unexpired term; a director, in general, may be removed from office at any time only for cause and only by the affirmative vote of eighty percent (80%) of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; stockholders may vote their shares cumulatively for directors in the event there is a holder of forty percent (40%) or more of our outstanding capital stock entitled to vote; prohibition on taking action by shareholder written consent or for shareholders to call for a special meeting; and procedures for the nomination of directors and submission of matters to the vote of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•	before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

•

on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation’s voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is to be determined whether such person is an interested stockholder.

PLAN OF DISTRIBUTION

We may sell these securities offered under this prospectus in public offerings through one or more underwriters or dealers, through other agents, or directly to one or more purchasers or a combination thereof. Underwriters and agents in any distribution contemplated hereby will be named in the applicable prospectus supplement. The terms of any distribution, including, but not limited to, “at the market” equity offerings as defined in Rule 415 of the Securities Act, will also be set forth in the applicable prospectus supplement. Underwriters or agents could make sales in privately negotiated transactions and/or any method permitted by law, including sales deemed to be an “at the market” equity offerings, which includes sales made directly on or through the facilities of the NASDAQ Global Select Market (the existing trading market for our common stock), or any other securities exchange or quotation or trading service on which such securities may be listed, quoted or traded at the time of sale, or sales made to or through a market maker other than on an exchange.

Underwriters, dealers and agents that participate in the distribution of these securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of these securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which these securities may be listed.

The distribution of these securities may occur from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

This prospectus, together with any applicable prospectus supplement, may also be used by our affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Such affiliates may act as principals or agents in such transactions. None of our affiliates have any obligation to make a market in the securities and each may discontinue any market-making activities at any time, without notice, at its sole discretion.

We may have agreements with the underwriters, dealers and agents, including our affiliates, to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers, or agents may be required to make as a result of those certain civil liabilities.

Any securities issued hereunder (except the common stock) will be new issuances of securities with no established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market-making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities offered under this prospectus, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain, or other benefits from these transactions.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and Perry P. Oei, Esquire, our General Counsel. Mr. Oei holds options to purchase our common stock. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

The consolidated financial statements of Cathay General Bancorp and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$100,000,000

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Goldman, Sachs & Co.

                    , 2010